3/15

06013543

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

REGISTRANT'S NAME Air China Limited

*CURRENT ADDRESS 9/F, Blue Sky Mansion
28 Tianzhu Road
Zone A, Tianzhu Airport Industrial Zone
Shunyi District
Beijing, China

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34973 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 5/18/06

AIR CHINA LIMITED
中国国际航空股份有限公司



82-34923

AR/S
12-31-04





Air China Limited is the national flag carrier and a leading provider of air passenger, air cargo and airline related services in China.

Air China Limited is primarily based in Beijing, China, one of the most important hubs for air transportation in China. Taking advantage of its balanced network of extensive and complementary domestic and international routes serving 72 domestic and 36 international destinations, Air China Limited aims to become the best partner of all air passengers in providing safe, convenient, comfortable and customised services.

Air China Limited has set its mission statement as: to be the favored airline for mainstream passengers; to be the most valuable and profitable airline in China and to be an airline with international competitiveness.

CORPORATE PROFILE

Air China Limited (the "Company") is a joint stock limited company with limited liability incorporated in the PRC under the laws of the PRC on September 30, 2004. The Company has an extensive operating history in China through its predecessors and has historically been the principal Chinese airline providing international, domestic and regional airline services. Our original predecessor was the Beijing Administrative Bureau of Civil Aviation Administration of China which is now known as the General Administration of Civil Aviation of China ("CAAC"), which began providing air services since 1955. Our immediate predecessor was established in 1988 as Air China International Corporation to assume the operations of the CAAC's Beijing Administrative Bureau.

Our parent company, China National Aviation Holding Company ("CNAHC"), was formed in October 2002 to hold certain airline and airline-related assets, including the equity interest of Air China International Corporation. Air China International Corporation also merged with China National Aviation Corporation ("CNAC (PRC)"), which owned Zhejiang Airlines, and China Southwest Airlines in October 2002. In 2003, China Southwest Airlines and CNAC Zhejiang Airlines were dissolved as legal entities and their respective airline operations, assets and liabilities, and employees were integrated with Air China International Corporation.

We were established by restructuring for the purpose of initial public offering in 2004. By way of restructuring, we assumed all the airline and airline-related business operated by Air China International Corporation, together with its related assets and liabilities, including its aircraft and related equipment and the equity interests in various investees. In addition, we assumed from China National Aviation Corporation (Group) Limited ("CNACG") a controlling interest of approximately 69% in China National Aviation Company Limited ("CNAC"), a company listed on the Hong Kong Stock Exchange that provides passenger and cargo air transportation and other airline-related services through its subsidiaries and affiliates. CNAC in turn owns approximately 43.3% of Hong Kong Dragon Airlines Limited ("Dragonair") and 51.0% of Air Macau Company Limited ("Air Macau"). We have also acquired 48.0% of the equity interest of Shandong Aviation Group and 22.8% of the equity interest of Shandong Airlines Co., Ltd. whose B Shares are listed on Shenzhen Stock Exchange.

Our business scope mainly covers: international and domestic scheduled and non-scheduled passenger, cargo, mail and luggage transportation, domestic and international business jet service, aircraft custody, aircraft maintenance, agency service between airlines; other businesses related to above core business include ground service and aviation courier service (except mail and objects of the same nature as mail) and in-flight duty free items. We provide above airline-related services in Beijing, Chengdu, Hong Kong and other locations through our own business units and joint ventures with prominent companies, including Deutsche Lufthansa AG ("Lufthansa") and Hong Kong Jardine Matheson Ltd.

As of December 31, 2004, the Company, including Air China Cargo Co., Ltd. ("Air China Cargo"), operated a fleet of 151 aircraft, mainly including B747, B737, B767, B777, B757, A319, A320, A340 and one business jet (Gulfstream IV).

On December 15, 2004, our Company had its H Shares, namely overseas listed foreign invested shares, successfully listed in Hong Kong and London.

Chinese Registered Name:	中國國際航空股份有限公司
English Name:	Air China Limited
Registered Office:	9/F, Blue Sky Mansion 28 Tianzhu Road Zone A, Tianzhu Airport Industrial Zone Shunyi District Beijing, China
Principal Place of Business in Hong Kong:	5th Floor, CNAC House 12 Tung Fai Road Hong Kong International Airport Hong Kong
Website Address:	www.airchina.com.cn
Directors:	Li Jiaxiang Kong Dong Wang Shixiang Yao Weiting Ma Xulun Cai Jianjiang Fan Cheng Hu Hung Lick, Henry Wu Zhipan Zhang Ke
Supervisors:	Zhang Xianlin Liao Wei Zhang Huilan Liu Feng
Legal Representative of the Company:	Li Jiaxiang
Joint Company Secretaries:	Fan Cheng Li Man Kit *(ACIS, ACS)*
Qualified Accountant:	Chan Wai Kwong, Joel *(FCCA, CPA)*
Authorised Representatives:	Cai Jianjiang Li Man Kit

CORPORATE INFORMATION

Legal Adviser to the Company as to Hong Kong and English law:	Freshfields Bruckhaus Deringer
Independent Auditors:	Ernst & Young
H Share Registrar and Transfer Office:	Computershare Hong Kong Investor Services Limited Rooms 1712–1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Listing Venues of our H Shares:	Hong Kong and London



For the four years preceding the end of the reporting period, the major accounting figures and financial indicators are as follows (unit: RMB'000):

	2004	2003	2002	2001
Revenue from major businesses	**33,520,757**	24,641,405	24,983,677	22,736,452
Profit from operations	**4,485,251**	2,284,264	3,284,379	3,286,105
Profit before tax	**3,656,533**	178,279	1,039,826	1,609,722
Net profit after tax (including minority interests)	**2,548,695**	88,498	670,753	1,057,062
Minority interests	**(162,731)**	71,106	(171,143)	(108,774)
Net profit attributable to shareholders	**2,385,964**	159,604	499,610	948,288
Earnings per share (RMB)	**0.36**			
Net asset yield (%)	**14.42**	2.32	9.95	22.31
Total assets	**66,689,269**	56,397,062	57,394,612	58,253,358
Total liabilities	**48,660,727**	48,081,813	50,866,224	52,685,546
Minority interests	**1,480,287**	1,422,380	1,508,125	1,317,289
Owners' equity (excluding minority interests)	**16,548,255**	6,892,869	5,020,263	4,250,523
Net asset per share (RMB)	**2.50**			

Notes:

1. Share Capital are calculated on weighted average basis
   = (6,500,000,000 x 348 + 9,050,618,182 x 17) / 365
   = 6,618,795,915 Shares

2. Net profit excludes minority interests; net assets excludes minority interests

Comparison on Major Financial Data 2001–2004


70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2004
2003
2002
2001
(unit: RMB'000)
Revenue
Total assets
Profit before tax

SUMMARY OF OPERATING DATA

(Excluding Air Macau)	2003	2004	2004 vs. 2003 Increase/ (Decrease) %
Traffic			
RPK (in millions)	**33,477.0**	**46,644.5**	**39.3**
International	12,765.1	19,627.9	53.8
Domestic	19,525.2	25,487.2	30.5
Hong Kong and Macau	1,186.7	1,529.5	28.9
RFTK (in millions)	**2,206.2**	**2,581.7**	**17.0**
International	1,686.3	1,976.4	17.2
Domestic	461.9	544.1	17.8
Hong Kong and Macau	58.1	61.2	5.3
Passengers carried (in thousands)	**18,053.7**	**24,500.0**	**35.7**
International	2,656.2	4,219.0	58.8
Domestic	14,798.9	19,521.7	31.9
Hong Kong and Macau	598.6	759.2	26.8
Cargo and mail (tonnes)	**564,211.0**	**665,252.7**	**17.9**
Kilometers flown (in millions)	**266.1**	**338.7**	**27.3**
Block hours (in thousands)	**390.1**	**510.2**	**30.8**
Number of flights	**147,225**	**183,693**	**24.8**
International	19,882	28,366	42.7
Domestic	121,756	148,751	22.2
Hong Kong and Macau	5,587	6,576	17.7
RTK (in millions)	**5,200.4**	**6,751.4**	**29.8**
Capacity			
ASK (in millions)	**50,732.6**	**64,894.0**	**27.9**
International	19,708.5	27,896.8	41.5
Domestic	28,982.6	34,626.6	19.5
Hong Kong and Macau	2,041.5	2,370.6	16.1
AFTK (in millions)	**4,028.2**	**4,843.0**	**20.2**
International	2,854.9	3,481.7	22.0
Domestic	1,065.1	1,253.2	17.7
Hong Kong and Macau	108.2	108.1	(0.1)
ATK (in millions)	**8,594.1**	**10,683.5**	**24.3**

(Excluding Air Macau)	2003	2004	2004 vs. 2003 Increase/ (Decrease) %
Load factor			
Passenger load factor (RPK/ASK)	**66.0%**	**71.9%**	**5.9 pt**
International	64.8%	70.4%	5.6 pt
Domestic	67.4%	73.6%	6.2 pt
Hong Kong and Macau	58.1%	64.5%	6.4 pt
Cargo and mail load factor (RFTK/AFTK)	**54.8%**	**53.3%**	**(1.5) pt**
International	59.1%	56.8%	(2.3) pt
Domestic	43.3%	43.4%	0.1 pt
Hong Kong and Macau	53.7%	56.6%	2.9 pt
Yield			
Yield per RPK (RMB)	**0.54**	**0.56**	**3.70**
International	0.47	0.51	8.51
Domestic	0.57	0.60	5.26
Hong Kong and Macau	0.68	0.67	(1.47)
Yield per RFTK (RMB)	**1.87**	**1.99**	**6.42**
International	1.95	2.10	7.69
Domestic	1.43	1.39	(2.80)
Hong Kong and Macau	3.10	3.62	16.77
Fleet			
Total aircraft in service at period end	**131**	**151**	**15.3**
Daily utilization (block hours per day per aircraft)	**8.7**	**10.2**	**17.2**
Unit cost			
Operating expenses per ASK (RMB)(1)	**0.41**	**0.42**	**2.44**
Operating expenses per ATK (RMB)(2)	**2.41**	**2.54**	**5.39**

1. Unit cost reflects total operating expenses of both passenger and cargo services divided by total ASK.

2. Unit cost reflects total operating expenses of both passenger and cargo services divided by total ATK.

CHAIRMAN'S STATEMENT



Dear shareholders,

On behalf of the board of directors of Air China Limited, I wish to express our sincere appreciation for your support to the Group (including Air China Limited, its subsidiaries and joint ventures).

In 2004, the Group achieved a great-leap-forward development. By seizing the market opportunities, we focused our efforts on corporate restructuring and listing preparation, flight safety maintenance as well as on internal operation coordination enhancement. Despite the fact that the global aviation industry experienced a recession for three consecutive years, our H Shares were successfully listed on both Hong Kong and London stock exchanges on December 15, 2004, achieving gross proceeds of approximately USD1,120 million or approximately RMB9,300 million in equivalent (taking into account of proceeds from subsequent exercise of over-allotment option). We topped the list of all initial public offerings among the airlines over the past seventeen years. With a premium of 101% of share issue price over net asset value per share at June 30, 2004, the shareholders' equity of the Company amounts to RMB16,548 million and the liabilities to assets ratio reduced to approximately 72.97%. As a result, the capital structure of the Company has been optimized, with our brand value significantly enhanced and our corporate governance structure further improved.

In 2004, the Group achieved the best performance ever in its history for major performance indicators and consolidated profit before tax reached RMB3,657 million. Air traffic revenue and other operating revenue reached RMB30,835 million and RMB2,686 million respectively, representing increases of 31.6% and 120.4% over 2003. According to CAAC's statistics, our total profit accounted for over 50% of the total profit of the whole mainland China airlines.

To improve our services, the Group established an efficient internal service management system while at the same time adopted measures to maintain and upkeep customer relationship, resulting in a decrease of about 17% in customer complaints compared to the previous year. Last year, the Company was appointed as the only airline partner of 2008 Beijing Olympic Games, which greatly boosted the brand name of the Company. In 2004, according to a travellers' satisfaction survey, the Company obtained two awards, namely Excellence Award for Travellers' Satisfaction and Excellence Award for Service Brand categorized for airlines carrying over 15 million passengers. Our successful listing in Hong Kong and London make our brand the focus among the media and the investors, thereby significantly enhancing our intangible asset value.

Cathay Pacific Airways Limited ("Cathay Pacific"), as a strategic investor, acquired 10% share capital of the Company upon its listing. This not only provides a platform for cooperation between the two companies in many business and operation sectors, but also creates opportunities for network connection between Hong Kong and Beijing. Such a relationship helps to improve the operation efficiency as well as the management capability of the Company. In addition, the Company holds indirect interest in Dragonair and Air Macau through CNAC and enjoyed cooperation with Dragonair under codeshare arrangements on certain routes between Hong Kong and the mainland China. We also have a similar cooperation arrangement with Air Macau through which we expect to realize better profitability.

Looking forward, as the economic globalization proliferates, we are fully aware of the challenges and opportunities lying ahead. The greatest opportunity is that the Chinese economy is now in a prime period of strategic growth. In the coming three years, the demand for air traffic will keep going at an anticipated growth rate of 13% to 15%. The international market will grow faster than the domestic market while the cargo sector will grow faster than the passenger sector. However, affected by international political and economic environment, the cost of jet fuel may stay high and the competition can be more severe. Interest rate, exchange rate and capital market are also undergoing frequent changes. All these will present new challenges to the Group's financial risks control capability.

Where there is challenge, there is opportunity. The Group is now facing an opportunity for development and transformation. By completing airline integration and listing, the Group achieved significant milestones. Our fleet is expanding rapidly and, when the fleet of all the Company's subsidiaries, joint ventures and associates are taken into account, the fleet comprises over 250 aircraft, which could enable us to enjoy economies of scale. Our development focus on hub and network, whereby strengthening our dominance over the market. We have already built up our competitive edge within the sector and re-secured our leading position. All these have laid a solid foundation for a rapid, healthy and balanced development of the Group in the future. Our goal is to maximise the value of the Company and to establish the Company as the favored airline for mainstream passengers, the most valuable and profitable airline in China and an airline with international competitiveness.

In 2005, without prejudice to safety operation, the Company will further enhance our core competitiveness and brand recognition to create a sound development environment featured by safety, high efficiency and sustaining profitability. Thus the Company will take the following measures:

1. Through functional integration, transform and streamline our organizational structure to enhance our operational efficiency. To tighten internal risk control and prevent operational risk exposure.

2. Solidify our hub position while building up a more rational market reach. Continue to focus on Beijing, Chengdu and East China markets, give appropriate attention to the South China market, and realize more synergy by working closely with our Hong Kong and Macau counterparts.

3. Strengthen our competitiveness in a balanced international and domestic network.

4. Deploy more air cargo capacity. Optimize cargo transportation network.

5. Continue our efforts in providing safe, convenient, comfortable and customerised services. Improve the quality of our services, and further enhance our brand name recognition by leveraging our status as the only airline partner of the 2008 Beijing Olympic Games.

Looking back, in 2004, the Company well exceeded the profit forecast made at the time of its initial public offering, thus affirming its commitment to its shareholders. I would like, on behalf of the board of directors, to express my appreciation to the management team and staff of the Group for their professionalism and dedication. Last but not the least, I, on behalf of the board of directors, would like to thank our shareholders for their trust and support.

Li Jiaxiang
Chairman

Beijing, PRC
April 12, 2005

We are the national flag carrier of China and a leading provider of air passenger, air cargo and airline-related services in China. We are primarily based in Beijing, the capital and a major hub for domestic and international air transportation. We have the largest share of air transportation business at Beijing Capital International Airport, China's busiest airport. With our operational centre in Beijing and extensive route network serving major Chinese cities and international destinations, we believe we are well positioned to capture the growing demand for airline services in greater China.

Our leading position in the Chinese air transportation market is primarily attributed to our status as:

- China's largest commercial airline, accounting for approximately 29.2% of the total RTKs flown by all Chinese airlines in 2004, according to CAAC statistics;

- China's largest air cargo services provider, accounting for approximately 36.0% of the total RFTKs flown by all Chinese airlines in 2004, according to CAAC statistics;

- the Chinese airline with the highest brand value, according to World Brand Lab, which ranked "Air China" the 32nd most valuable brand name in China, the highest ranked Chinese airline brand.

We believe that by operating a well-balanced route network with complementary domestic and international routes, we can provide our passengers with convenient direct flights and transfer services. Our investments in Air Macau, Dragonair, Shenzhen Airline and Shandong Airline allow us to benefit from the growth in other aviation markets. We have formed business partnerships with various leading international and regional airlines, which we believe will assist us in broadening our scope of service, expanding our international customer base and providing additional customized customer services.

As of December 31, 2004, the Company (including Air China Cargo) operated a fleet of 151 aircraft, serving 72 domestic and 36 international and regional destinations. For the 12 months ended December 31, 2004, we carried approximately 24.50 million passengers and approximately 665,253 tonnes of cargo, with passenger traffic of approximately 46,640 million RPKs and cargo traffic of approximately 2,580 million RFTKs. Passenger load factor and cargo and mail load factor for scheduled flights was 71.9% and 63.4% respectively.

In 2001, 2002, 2003 and 2004, our combined revenues totaled RMB22,736.5 million, RMB24,983.7 million, RMB24,641.4 million and RMB33,520.8 million, respectively, and our net profit attributable to shareholders totaled RMB948.3 million, RMB499.6 million, RMB159.6 million and RMB2,386.0 million, respectively.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Shareholders are advised to read the following discussion and analysis in conjunction with the financial statements of the Group prepared in accordance with the International Financial Reporting Standards as set out on pages from 44 to 126 of this Annual Report.

The Group is the national flag carrier and a leading provider of air passenger, air cargo and airline related services in China. Taking advantage of its balanced network of extensive and complementary domestic and international routes as well as its dominant position in Beijing, the Group offers non-stop and transit services to its passengers from overseas, mainland China, Hong Kong and Macau. As at December 31, 2004, we operated an overall of 183,693 flights serving 72 domestic and 36 international and regional destinations. We offered an average of 3,426 scheduled passenger flights and 367 scheduled cargo flights weekly. We operated a fleet of 151 aircraft, including 124 Boeing aircraft, 26 Airbus aircraft, 1 business jet, the average age of our fleet was 8.1 years.

During the year, Chinese and global economy continued to improve, thereby bringing about a rapid surge of market demand for airline services in China, which greatly mitigated the





adverse effects of the outbreak of SARS in 2003. Meanwhile, the Group also faced certain challenges due to the soaring price of international jet fuel and intensified competition. Against this background, the Group seized the market opportunity by adopting a series of effective measures, resulting in great improvement in financial results and a more secured leading position in China aviation market. In 2004, we were appointed as the exclusive airline partner of 2008 Beijing Olympic Games, which significantly promoted the Company's brand recognition. In addition, the successful listing of our shares on Hong Kong and London stock exchanges laid a solid foundation for the Group's future development.

The Group operated certain airline business through its subsidiaries and operating results of each subsidiary have already been calculated into the consolidated financial statements. CNAC is the largest subsidiary of the Company and is listed on the Hong Kong Stock Exchange. CNAC is the controlling shareholder of Air Macau and the single largest shareholder of Dragonair. In 2003 and 2004, the operating revenues of CNAC accounted for 5.7% and 6.0% of the operating revenues of the Group in these years respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

In 2004, Air China Cargo, a branch of the Company in 2003, was transformed into a joint venture in which the Group holds 51% equity interest, and its operating results has been included in the consolidated financial statements prepared in accordance with proportionate consolidation method under IFRS. In 2004, the Group accomplished acquisition of 48% of the equity interest of Shandong Aviation Group and 22.8% of the equity interest of Shandong Airlines Co., Ltd..

The Group's business, its financial position and operating results are mainly affected by such external factors as the development of Chinese economy and international trade, regulations of aviation industry, jet fuel price, special events, the seasonal nature of airline operation, performance of associates, financing costs, which were not within the control of the Group to a certain extent.

The Group's net profit attributable to equity holders of the parent for 2004 was RMB2,386 million and that for 2003 was RMB160 million. Our operating revenue increased by 36.0% to RMB33.521 million in 2004 from RMB24,641 million in 2003. Our operating expenses increased by 29.9% to RMB29,036 million in 2004 from RMB22,357 million in 2003. As the increase in operation revenue exceeded that in operation expenses, the profit from operation increased by 96.4% to RMB4,485 million in 2004 from RMB2,284 million in 2003. Our finance costs decreased by 23.4% to RMB1,800 million in 2004 from RMB2,349 million in 2003. Share of profits less losses from associates increased by 130.9% to RMB561 million in 2004 from RMB243 million in 2003. Generally speaking, our profit before tax increased by 1,954.5% to RMB3,657 million in 2004 from RMB178 million in 2003. Net profit attributable to equity holders of the parent increased by 1,391.3% to RMB2,386 million in 2004 from RMB160 million in 2003.

Our operating revenues principally included air traffic revenues and other operating revenues. Most of our operating revenues were from air traffic revenues, representing 92.0% of operation revenues in 2004, while the other operating revenues represented 8.0% of operating revenues. Among air traffic revenues in 2004, 89.7% was generated from passenger services and 10.3% was from cargo and mail services.

Operating revenue increased by 36.0% to RMB33,521 million in 2004 from RMB24,641 million in 2003, mainly due to revenue growth from passenger services. Revenue from passenger services increased by 45.4% to RMB27,665 million in 2004 from RMB19,030 million in 2003. The capacity of passenger traffic in ASKs increased by 27.9% to 64,894 million ASKs in 2004 from 50,733 million ASKs in 2003. Passenger load factor increased to 71.9% in 2004 from 66.0% in 2003. Income per RPK increased by 3.7% to RMB0.56 in 2004 from RMB0.54 in 2003. In 2004, the daily utilization of aircraft averaged at 10.2 hours, increased by 1.5 hours when compared to 2003.

Revenue generated from international passenger services accounted for 39.7% of the total revenue from passenger services of the Group in 2004, representing an increase of 62.6% to RMB10,835 million in 2004 from RMB6,663 million in 2003, and the main reason was an apparent recovery of the demand for international airline services in 2004 from the SARS outbreak in 2003 and the increased input of capacity in international routes by the Group. The passenger traffic capacity (in ASKs) of international routes of the Group increased by 41.5% to RMB27,897 million kilometers in 2004 from RMB19,709 million kilometers in 2003. The passenger load factor increased to 70.4% in 2004 from 64.8% in 2003. Level of passenger yield from international routes increased to RMB0.51 per RPK in 2004 from RMB0.47 per RPK in 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Revenue generated from domestic passenger services accounted for 55.1% of the Group's total revenue from passenger services in 2004, increasing by 38.3% to RMB15,340 million in 2004 from RMB11,093 million in 2003, primarily due to the increase of passenger load factor and yield of domestic services. The passenger traffic capacity (in ASKs) of domestic airline of the Group increased by 19.5% to RMB34,627 million kilometers in 2004 from RMB28,983 million kilometers in 2003. Passenger load factor increased to 73.6% in 2004 from 67.4% in 2003. Passenger yield in domestic services increased to RMB0.60 per RPK in 2004 from RMB0.57 per RPK in 2003.

Passenger traffic revenue from Hong Kong and Macau accounted for 5.2% of the Group's passenger traffic revenue in 2004, increasing by 17.0% to RMB1,490 million in 2004 from RMB1,274 million in 2003, primarily due to the uprising of passenger load factor in Hong Kong and Macau services. The passenger traffic capacity (in ASKs) of Hong Kong and Macau services of the Group increased by 16.1% to RMB2,371 million kilometers in 2004 from RMB2,042 million kilometers in 2003. Passenger load factor increased to 64.5% in 2004 from 58.1% in 2003. Passenger yield from Hong Kong and Macau services decreased to RMB0.67 per RPK in 2004 from RMB0.68 per RPK in 2003.

Revenue from cargo and mail operations decreased by 27.8% to RMB3,170 million in 2004 from RMB4,392 million in 2003, primarily due to the fact that Air China Cargo, which is engaged in cargo operations, had changed into a joint venture in 2004 of proportionally consolidation from a branch of the Company. The cargo traffic capacity (in AFTKs) increased by 20.2% to RMB4,843 million kilometers in 2004 from RMB4,028 million kilometers in 2003.The overall load factor of cargo traffic



decreased to 53.3% in 2004 from 54.8% in 2003. The overall cargo yield increased to RMB1.99 per RFTK in 2004 from RMB1.87 per RFTK in 2003.

Other operating revenue increased by 120.3% to RMB2,686 million in 2004 from RMB1,219 million in 2003, primarily due to the increase in bellyhold income.

Operating expenses increased by 29.9% to RMB29,036 million in 2004 from RMB22,357 million in 2003, primarily due to increases in jet fuel costs, take-off, landing and depot charges and aircraft maintenance, repair and overhaul expenses, and employee compensation costs. Operating expenses as a percentage of operating revenues decreased to 86.6% in 2004 from 90.7% in 2003.

Jet fuel expenses increased by 54.0% to RMB8,354 million in 2004 from RMB5,425 million in 2003, primarily due to the increased consumption of jet fuel as a result of the increased number of flights operated and higher domestic and international jet fuel prices. Our weighted average jet fuel cost for each barrel increased by 25.7% to RMB474 in 2004 from RMB377 in 2003.

Take-off, landing and depot charges increased by 22.6% to RMB4,230 million in 2004 from RMB3,450 million in 2003, primarily due to the increased number of flights operated.

Depreciation expenses increased by 2.5% to RMB3,463 million in 2004 from RMB3,377 million in 2003, primarily due to the acquisition of eleven aircraft from August to September in 2004.

Aircraft maintenance, repair and overhaul expenses increased by 32.0% to RMB2,836 million in 2004 from RMB2,149 million in 2003, primarily due to increased line maintenance requirements as a result of increased block hours.

Employee compensation costs increased by 22.8% to RMB2,921 million in 2004 from RMB2,379 million in 2003, primarily due to the increase of flight hours.

Air catering charges increased by 39.0% to RMB1,172 million in 2004 from RMB843 million in 2003, primarily due to an increase in the number of passengers carried by the Group.

Aircraft and jet engines operating lease expenses increased by 17.7% to RMB1,071 million in 2004 from RMB910 million in 2003, primarily due to the addition of nine aircraft acquired through operating leases.

Other operating lease expenses increased by 2.7% to RMB187 million in 2004 from RMB182 million in 2003, primarily due to higher rental rates for our terminal stations and sales offices as compared to the lower rental rates for the same negotiated after the SARS outbreak.

Other flight operation expenses increased by 27.7% to RMB2,698 million in 2004 from RMB2,112 million in 2003, primarily due to a change in the accounting method of the CAAC Infrastructure Development Fund, whereby it is no longer offset by revenues but is released to costs directly in 2004.

Selling and marketing expenses increased by 31.1% to RMB1,387 million in 2004 from RMB1,058 million in 2003, primarily due to higher sales commissions as a result of increased ticket sales.

General and administrative expenses increased by 51.8% to RMB715 million in 2004 from RMB471 million in 2003, primarily due to higher travelling expenses resulting from increased business volume and donation for Olympic Games and loss on property, plant and equipment retirement.

Net finance costs decreased by 23.4% to RMB1,800 million in 2004 from RMB2,349 million in 2003, of which interest expenses decreased by 18.6% to RMB1,824 million in 2004 from RMB2,241 million in 2003, primarily due to the repayment of certain bank loans and a decrease in finance lease obligations. Interest income increased by 78.9% to RMB34 million in 2004 from RMB19 million in 2003, primarily due to an increase in bank deposits.

In 2004, share of profits less losses from associates was RMB561 million, as compared to that of RMB243 million in 2003, primarily due to the significant increase of the profits of our associates Dragonair, Jardine Airport Services Limited ("JASL") and Menzies Macau Airport Services Limited.

The Company is subject to the PRC income tax at a rate of 33%. The income tax of the Group increased to RMB1,108 million in 2004 from RMB90 million in 2003, primarily due to the increase of the profit before taxation in 2004.

We financed our working capital needs through consolidated capital from operating activities and bank loans. As at December 31, 2003 and 2004, the total amount of cash and cash equivalents of the Group were RMB2,620 million and RMB9,734 million respectively. In 2003 and 2004, the Group generated net cash from operating activities of RMB5,425 million and RMB6,151 million respectively, whilst the Group's net cash outflow from investing activities in the same period reached RMB4,360 million and RMB4,974 million respectively, primarily due to the amounts utilized for purchase and improvement of aircraft and aviation equipment. In 2004, the Group's net cash inflow from financing activities amounted to RMB5,620 million, primarily due to the new issues of shares by the Company at the end of the year; while in 2003, the Group recorded a net cash outflow from financing activities of RMB2,207 million, primarily due to the repayment of certain bank loans.

Similar to other Chinese airlines, we have been operating with a net current liabilities position. As at December 31, 2003 and 2004, the net current liabilities of the Group were RMB12,384 million and RMB6,860 million respectively. The decrease of net current liabilities was primarily due to the increase of current assets as a result of the new issue of shares by the Company.

As at December 31, 2003 and 2004, the short-term loans of the Group were RMB9,237 million and RMB8,806 million respectively, while the long-term loans were RMB12,820 million and RMB12,897 million respectively in the same period. As at December 31, 2004, our bank and other loans due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB8,806 million, RMB3,064 million, RMB6,215 million and RMB3,618 million respectively. As of December 31, 2003 and 2004, our liabilities under finance leases were RMB13,699 million and RMB12,281 million respectively. As of December 31, 2004, our liabilities under finance leases due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB1,705 million, RMB1,944 million, RMB6,722 million and RMB1,910 million respectively.

As at December 31, 2004, the equity attributable to shareholders of the Group was RMB16,548 million, representing an increase of RMB9,655 million when compared with RMB6,893 million in the previous year, primarily due to the issuance by the Company of 2,550,618,182 H Shares with a par value of RMB1.00 each at an offer price of HKD 2.98 per share.

As of December 31, 2004, the Group had contracted for 27 passenger aircraft to be delivered from 2005 to 2006. The Group's total investment in aircraft is expected to be RMB7,511 million (The plan of the Company is to change the contracts for 5 B737-700 under operating leases and if commercial terms are not applicable, the total investments for aircraft will be adjusted to RMB9,023 million), including prepayments for purchasing aircraft in 2006 and afterwards of RMB4,682 million. Other investment in capital expenditure items is estimated to be RMB1,899 million, which mainly involves improvement of first class and business class cabins, the Company's ancillary projects in No. 3 Terminal of Beijing International Airport, and some long-term investment projects. Some capital expenditures projects of the Company are generally subject to Chinese government approval, and are subject to adjustments depending on approval time, the prevailing market conditions, financing and other relevant factors.

The Group is exposed to the fluctuations in jet fuel price during its ordinary operations. International jet fuel prices have been historically, and will in the future continue to be, subject to price volatility and fluctuations in supply and demand. Our strategy for managing our jet fuel price risk aims to provide us with protection against sudden and significant price increases. To meet these objectives, we will continue to use instruments such as swaps, options and collars with approved counter-parties and within approved limits. The Group recorded a gain of RMB170 million and RMB41 million from the derivative instruments from jet fuel used by us in 2003 and 2004, respectively.

A substantial portion of the Group's debt, part of its operating revenues and expenses and capital expenditures are denominated in certain major foreign currencies and consequently subject to fluctuations in exchange rates. The Group recorded exchange losses of RMB297 million and RMB55 million in 2003 and 2004, respectively. In order to reduce our foreign currency risk, we have pursued a strategy for certain major foreign currencies, to make the match between our revenues and payments denominated in such currencies. We are also currently evaluating proposals to hedge our foreign currency exposure by entering into hedge transactions.

As at December 31, 2004, the Group mortgaged several aircraft and flight equipment with an aggregate carrying amounts of approximately RMB28,585 million (2003: RMB29,732 million) pursuant to certain borrowing and lease agreements, details of which are set out in notes 16, 33 and 34 to the financial statements.

As at December 31, 2004, the Group's bank deposits amounting to RMB117 million (2003: RMB1,246 million) were pledged against borrowing and leasing arrangements and financial derivatives.

As at December 31, 2004, the Group's capital commitments amounted to approximately RMB15,820 million, mostly regarding the purchase of certain aircraft and relevant equipment to be delivered in 2005 and 2006.

As at December 31, 2004, the Group committed to make a capital contribution of approximately RMB422 million to its joint venture.

As at December 31, 2004, the Group entered into operating lease agreements with respect to certain office premises, aircraft and related equipment pursuant to which we committed to make lease payments in aggregate amounts of at least RMB1,140 million within 1 year, RMB3,216 million within 2 to 5 years, and RMB1,000 million after 5 years.

Details of the commitments are set out in note 42 to the financial statements.

The Group's primary contingent liabilities as at December 31, 2004 are set out in note 41 to the financial statements.

As at December 31, 2004, the gearing ratio (represented by total liabilities divided by total assets) of the Company was approximately 73%, representing a decrease of 12 percentage points from approximately 85% as at December 31, 2003.

The Group is a provider of air passenger, air cargo and airline-related services. The results of the Group for the year ended December 31, 2004 and the financial positions of the Company and the Group as of the same date are set out in the financial statements on pages 44 to 126 herein.

As disclosed in the prospectus issued under the initial public offering of the Company, the Company has taken into consideration the future development, shareholders' interests, operating results and cash flows in determining the distribution of dividend. The Company confirmed that in accordance with the PRC GAAP, the appropriation rates to the statutory common reserve fund, the statutory common welfare fund and the discretionary common reserve fund for the year ended December 31, 2004 were 10%, 5% and 5% respectively.

The Board of Directors of the Company does not recommend the declaration of final dividend for the year ended December 31, 2004. Such retained profit shall be carried forward to the next year and in the distribution ratio currently expected to be between 15% to 30% of the profit after the recovery of losses (if any) and the appropriations of statutory common reserve fund, the statutory common welfare fund and the discretionary common reserve fund.

Details of the bank and other loans of the Company and the Group are set out in note 34 to the financial statements.

Details of the capitalization of interests of the Group for the year ended December 31, 2004 are set out in note 8 to the financial statements.

Movements in the property, plant and equipment of the Company and the Group for the year ended December 31, 2004 are set out in note 16 to the financial statements.

The reserves of the Company available for distribution to shareholders as at December 31, 2004 are set out in note 40 to the financial statements.

Movements in the reserves of the Company during the year are set out in note 38 to the financial statements.

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity on page 47 of the annual report.

For the year ended December 31, 2004, the Group made donations for charitable purposes and other purposes amounting to RMB40.5 million.

Details of the employee pension cost and employee benefits are set out in note 11 to the financial statements.

In the year of 2004, the Company conducted its initial public offering and 2,550,618,182 H Shares were issued (excluding 255,061,818 H Shares sold by selling shareholders) for net proceeds of RMB7,601 million. The proceeds are being used in accordance with the purposes disclosed in the prospectus of the Company dated December 3, 2004.

As at December 31, 2004, before the exercise of over-allotment option under initial public offering, the Company's total share capital was RMB9,050,618,182, divided into 9,050,618,182 shares with a nominal value of RMB1.00 each. That over-allotment option was exercised on January 7, 2005 and as at April 12, 2005 being the date of this report the Company's total share capital is RMB9,433,210,909, divided into 9,433,210,909 shares with a nominal value of RMB1.00 each. The share capital structure of the Company is as follows:

	As at December 31, 2004		As at April 12, 2005	
Type of Shares	Number of Shares	% of Total Issued Share Capital	Number of Shares	% of Total Issued Share Capital
Domestic Shares	4,855,945,675	53.65%	4,826,195,989	51.16%
Non-H Foreign Shares	1,388,992,507	15.35%	1,380,482,920	14.64%
H Shares	2,805,680,000	31.00%	3,226,532,000	34.20%
Total	9,050,618,182	100%	9,433,210,909	100%

CNAHC, which is incorporated in the PRC, is regarded by the Directors of the Company as being the Company's ultimate holding company.

As at December 31, 2004, the interests and short positions of the following persons (other than the Company's Directors, Supervisors or chief executive) in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the Securities and Futures Ordinance of Hong Kong (the "SFO") were as follows:

Name of Shareholder	Type of Shareholding	Type of Shares	Number of Shares Held	% of the Total Issued Share Capital of the Company	% of the Total Issued H Shares of the Company	% of the Total Issued Domestic Shares of the Company	% of the Total Issued Non-H Foreign Shares of the Company	Short Position
CNAHC	Direct holding	Domestic shares	4,855,945,675	53.65%	—	100%	—	—
CNACG	Direct holding	Non-H Foreign shares	1,388,992,507	15.35%	—	—	100%	—
Cathay Pacific	Direct holding[1]	H Shares	905,061,819	10.00%	32.26%	—	—	—
Swire Pacific Limited[2]	Indirect holding	H Shares	905,061,819	10.00%	32.26%	—	—	—
John Swire & Sons (H.K.) Limited[2]	Indirect holding	H Shares	905,061,819	10.00%	32.26%	—	—	—
John Swire & Sons Limited[2]	Indirect holding	H Shares	905,061,819	10.00%	32.26%	—	—	—
Merrill Lynch International	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch & Co., Inc[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch International Incorporated[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch International Holdings Inc[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch Europe PLC[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch Europe Intermediate Holdings[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch Holdings Limited[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
ML UK Capital Holdings[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch Far East Limited[5]	Over-allotment option[6]	H Shares	420,852,000	4.65%	15%	—	—	—
China International Capital Corporation Limited [7]	Over-allotment option[8]	H Shares	420,852,000	4.65%	15%	—	—	—
HKSCC [9]	Direct holding	H Shares	2,181,620,909	24.10%	77.76%	—	—	—

Notes:

(1) Among the 905,061,819 H shares, Cathay Pacific has security interest in 382,592,728 H shares arising from a share lending agreement pursuant to which Cathay Pacific lent 382,592,728 H shares of the Company to Merrill Lynch International.

(2) Swire Pacific Limited, John Swire & Sons (H.K.) Limited and John Swire & Sons Limited have duplication of Cathay Pacific's interests in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of Cathay Pacific.

(3) Merrill Lynch & Co., Inc., Merrill Lynch International Incorporated, Merrill Lynch International Holdings Inc., Merrill Lynch Europe PLC, Merrill Lynch Europe Intermediate Holdings, Merrill Lynch Holdings Limited, and ML UK Capital Holdings have duplication of Merrill Lynch International's interests in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of Merrill Lynch International.

(4) A short position in 382,592,728 H shares of the Company arising from a share lending agreement pursuant to which Merrill Lynch International borrowed 382,592,728 H shares of the Company from Cathay Pacific.

(5) Merrill Lynch & Co., Inc., Merrill Lynch International Incorporated, Merrill Lynch International Holdings Inc., and Merrill Lynch (Asia Pacific) Limited have duplication of Merrill Lynch Far East Limited's interests in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of Merrill Lynch Far East Limited.

(6) Interests held jointly with China International Capital Corporation Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated December 3, 2004 issued by the Company.

(7) China Jianyin Investment Limited and Central Huijin Investment Company Limited have duplication of China International Capital Corporation Limited's interest in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of China International Capital Corporation Limited.

(8) Interests held jointly with Merrill Lynch Far East Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated December 3, 2004 issued by the Company.

(9) To the knowledge of the Company, among the 2,181,620,909 H shares held by HKSCC Nominees Limited,

   (i) Wellington Management Company, LLP had an interest in 153,112,100 H shares of the Company (representing approximately 5.45% of its then total issued H shares);

   (ii) Temasek Holdings (Private) Limited had an interest in 399,950,000 H shares of the Company (representing approximately 14.25% of its then issued H shares), out of which the interest in 292,000,000 H shares were held through Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares were held through Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited, respectively.

As at December 31, 2004, the interests and short positions of the following persons in the shares and underlying shares of CNAC, as recorded in the register of CNAC, required to be kept under Section 336 of the SFO were as follows:

Name of Interests Holder	Type of Interests	Number of Ordinary Shares of CNAC Concerned	% of the Total Issued Share Capital of CNAC
CNAHC	Attributable Interest	2,264,628,000[1]	68.4%
Air China Limited	Beneficial owner	2,264,628,000[2]	68.4%
Best Strikes Limited	Beneficial owner	187,656,000	5.6%
On Ling Investments Limited	Attributable Interest	322,856,000[3]	9.7%
Novel Investments Holdings Limited	Attributable Interest	322,856,000[3]	9.7%
Novel Enterprises (BVI) Limited	Attributable Interest	322,856,000[3]	9.7%
Novel Credit Limited	Attributable Interest	322,856,000[3]	9.7%
Novel Holdings (BVI) Limited	Attributable Interest	322,856,000[3]	9.7%
Westleigh Limited	Attributable Interest	322,856,000[3]	9.7%
J.P. Morgan Chase & Co.	Investment manager	197,894,000	5.97%
	Custodian corporation/ approved lending agent	24,538,000	0.74%
J.P. Morgan Chase Bank N.A.	Attributable Interest	24,538,000[4]	0.74%
J.P. Morgan Fleming Asset Management Holdings Inc.	Attributable Interest	173,356,000[5]	5.23%
J.P. Morgan Fleming Asset Management (Asia) Inc.	Attributable Interest	173,356,000[5]	5.23%
J.P. Morgan Asset Management Limited	Attributable Interest	169,692,000[5]	5.12%

Notes:

(1) CNAHC's interests in CNAC duplicate with those interest of our Company.

(2) Our Company's interests in CNAC duplicate with those interests of CNAHC.

(3) 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

(4) The interest held by it in CNAC duplicates with J.P. Morgan Chase & Co.'s interest in CNAC held by it as custodian corporation/approved lending agent.

(5) The interests held by each of these companies in CNAC duplicate with J.P. Morgan Chase & Co.'s interest in CNAC held by it as investment manager. The interests of these companies in CNAC also duplicate each other.

The details of the Share Appreciation Rights Scheme provided by the Company are set out in note 39 to the financial statements.

The Company did not grant any Share Appreciation Rights in 2004. The Company is expected to formulate the specific implementation plan for Share Appreciation Rights Scheme in 2005.

There is no provision for pre-emptive rights under the Company's Articles of Association which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

During the year ended December 31, 2004, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities. For this purpose, the term "securities" shall have the meaning ascribed to it in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As at December 31, 2004, the details of the subsidiaries of the Company and the joint ventures and associates of the Group are set out in the note 17, note 18 and note 19, respectively to the financial statements.

For the year ended December 31, 2004, the Group's purchases from the largest equipment supplier and the five largest equipment suppliers accounted for 15% and 36% of the Group's total purchases respectively. None of the Directors or Supervisors of the Company, their associates, nor any shareholders, which to the best knowledge of the Directors own 5% or above of the Company's share capital, had any interest in the Group's five largest equipment suppliers.

For the year ended December 31, 2004, the aggregate sales attributable to the Group's five largest customers were less than 30% of the Group's total sales.

Information on the Directors and Supervisors of the Company during the year of 2004 (since its incorporation on September 30, 2004) and up to the date of this report is as follows:

Directors

Name	Age	Position	Date of Appointment
Li Jiaxiang	55	Chairman and Non-executive Director	September 30, 2004
Kong Dong	56	Vice Chairman and Non-executive Director	September 30, 2004
Wang Shixiang	55	Vice Chairman and Non-executive Director	September 30, 2004
Yao Weiting	57	Non-executive Director	September 30, 2004
Ma Xulun	40	Executive Director and President	September 30, 2004
Cai Jianjiang	41	Executive Director and Vice President	September 30, 2004
Fan Cheng	49	Executive Director and Chief Financial Officer	October 18, 2004
Hu Hung Lick, Henry	85	Independent Non-executive Director	November 22, 2004
Wu Zhipan	48	Independent Non-executive Director	September 30, 2004
Zhang Ke	51	Independent Non-executive Director	September 30, 2004

Supervisors

Name	Age	Position	Date of Appointment
Zhang Xianlin	51	Chairman of Supervisory Committee	September 30, 2004
Liao Wei	40	Supervisor	October 18, 2004
Zhang Huilan	44	Supervisor	September 30, 2004
Liu Feng	46	Supervisor	September 30, 2004

Ms. Chan Ching Har, Eliza was appointed as a Director of the Company on September 30, 2004 and later resigned on November 12, 2004.

The Company has confirmed its receipt of, from each of the Independent Non-executive Directors of the Company, a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the Independent Non-executive Directors are of independence.

As at December 31, 2004, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents 1% of the share capital of CNAC, a subsidiary of the Company.

Save as the above mentioned, none of our Directors, Supervisors and chief executive has any interests or short positions in the shares, underlying shares or debentures of the Company or its any associated corporations (within the meaning of Part XV of the SFO, as recorded in the register required to be kept under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Each of the Directors and Supervisors of the Company has entered into a service contract with the Company for a term of three years. None of those service contracts with the Company is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

None of the Directors and Supervisors of the Company was materially interested, whether directly or indirectly, in any contract of significance (within the meaning of the Listing Rules) subsisting during or at the end of year 2004 with the Company or the Company's subsidiary or holding company or a subsidiary of the Company's holding company.

As at December 31, 2004, the Group has 29,133 employees (including total head count of the equity invested entities). The following table sets forth the number of employees fallen into different departments:

	As of December 31, 2004
Flight Crew	
Pilots *(Note 1)*	2,446
Flight Attendants	2,968
Ground personnel	
Ground services	2,517
Maintenance	3,188
Others	2,132
Marketing and sales	2,184
Management	3,152
Total	18,587
Employees of the equity invested entities other than the Company *(Note 2)*	10,546
Total	29,133

Note 1: The number of pilots in Air China Cargo is not included.

Note 2: The number of pilots employed by Air China Cargo is included.

Our employees receive cash remuneration consisting of salary and other cash subsidies. In general, employee salaries are determined based on the employee's qualification, position, seniority and performance. Cash subsidies may include living subsidies, but subject to changes. The Group also provides various non-cash benefits, including medical insurance, unemployment insurance, early retirement and other social welfare benefits to employees in the PRC. In addition, all of our full-time employees in the PRC are covered by a defined contribution retirement scheme operated by the PRC government, to which the Group is required to make annual contributions at rates ranging from 15% to 20% of our employees' basic salaries.

In order to retain the captain team and give them incentives, the Company worked out and implemented a captain incentive scheme in October, 2004, whereby their bonuses are linked with the hours flown, safety indicators and efficiency of the Company. Under this scheme, the annual bonuses will be awarded based on a standard of RMB110,000 for each captain of B747, B777 and A340, RMB105,000 for each captain of B767 and B757, RMB100,000 for each captain of B737, A320 and A319.

The details of the remuneration of Directors and Supervisors were set out in note 10 to the financial statements.

Dividends paid by a PRC company are normally subject to a PRC withholding tax levied at flat rate of 20%. Pursuant to a rule of the taxation authority of the PRC, however, dividends paid by a PRC company to its shareholders with respect to shares listed on an overseas stock exchange, such as H Shares, are not subject to above mentioned PRC withholding tax.

As of December 31, 2004, other than as disclosed in note 41 to the financial statements, the Group was not involved in any significant litigation or arbitration. To our knowledge, there was no litigation or claims of material importance pending or proposed to be made or having been made against the Group.

The Company set up a well-functioning corporate governance structure upon listing. As of December 31, 2004, the Company had altogether held five Board meetings. Our Company has been abiding by all the rules and regulations, which has efficiently protected the interests of the Company and its shareholders.

The Board of Directors of the Company consists of:

The Strategy & Investment Committee, the current members of which are Mr. Kong Dong, Mr. Wang Shixiang, Mr. Ma Xulun and Mr. Cai Jianjiang, with Mr. Ma Xulun acting as the chairman of the Committee.

The Audit & Risk Control Committee, which currently comprises two Independent Non-executive Directors, Mr. Wu Zhipan and Mr. Zhang Ke, and one Non-executive Director, Mr. Yao Weiting, with Mr. Zhang Ke acting as the chairman of the Committee.

The Nominations & Remuneration Committee, the current members of which are Mr. Li Jiaxiang, Mr. Kong Dong, Dr. Hu Hung Lick, Henry, Mr. Zhang Ke and Mr. Wu Zhipan, with Mr. Wu Zhipan acting as the chairman of the Committee.

The Directors of the Company are in the opinion that the Company has from its listing date, namely December 15, 2004, to December 31, 2004 complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules before its amendment which came into effect on January 1, 2005.

In 2005, the Company started to revise its internal corporate governance structure based on the requirements of "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules as revised.

The Company entered into a Restructuring Agreement on November 20, 2004 with CNAHC and CNACG, pursuant to which CNAHC and CNACG transferred to the Company certain businesses, assets, liabilities and investments.

Details of the Restructuring Agreement were set out in the Company's prospectus dated December 3, 2004.

The Company's prospectus dated December 3, 2004 in relation to its initial public offering contained the valuation of the Group's properties, aircraft and equipment (the "Assets") as at September 30, 2004 of a total amount of approximately RMB44,092 million (the "Valuation"), details of which are set out in Appendices IV and V to that prospectus. The Assets are not stated at the Valuation in the Group's financial statements for the year ended December 31, 2004. Should the Assets be stated at values based upon the Valuation, additional depreciation of approximately RMB117 million would be charged to the Group's consolidated income statement for the year of 2004.

Our Group has entered into a number of transactions on a continuing basis with CNAHC and its associates (as defined under the Listing Rules) and other connected persons of our Group. Details of those connected transactions conducted during the year of 2004, which are not exempt under Rule 14A.33 of the Listing Rules, are as follows:

I. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND CNAHC GROUP

Construction Project Management Services

We entered into a construction project management agreement (the "Construction Project Management Agreement") with China National Aviation Construction and Development Company (the "CNACD"), a wholly owned subsidiary of CNAHC on November 1, 2004.

Pursuant to this agreement:

- CNACD will provide us with project management services on projects involving the construction of any property or industrial plant/facility with budgeted costs equal to or exceeding RMB20 million;
- In return for its project management services, we will pay CNACD a fee of up to 2% of the construction budget if the budget is equal to or exceeds RMB1 billion, and up to 2.5% if the budget is below RMB1 billion;
- If CNACD is able to manage the construction projects such that the final cost falls below the amount we have budgeted, we will pay CNACD a bonus fee, which will be decided by both parties through arm's length negotiation but shall not exceed

40% of the management fee calculated based on the budgeted amount of the project;

- If the final cost of the project managed by CNACD is higher than the budgeted amount, CNACD will pay us the difference between the final cost and the budgeted amount unless the difference is caused by (i) a change of government policies; (ii) factors attributed to us; or (iii) force majeure; and

- If CNACD acquires land relating to a project on our behalf, we will pay CNACD an agency fee of up to 2% of all the fees and expenses in relation to the land acquisition (including, among other things, land acquisition fee, formality fee, labour expenses, travel expenses, but excluding the land premium).

The Construction Project Management Agreement will expire on December 31, 2006 subject to renewal.

Properties Leasing

We entered into a properties leasing framework agreement (the "Properties Leasing Framework Agreement") with CNAHC on November 1, 2004.

Pursuant to this agreement, we will lease from the CNAHC group a total of 14 properties covering an aggregate gross floor area of approximately 53,087 square metres for various uses including as business premises, offices and storage facilities. We will also lease to CNAHC group a total of 7 properties covering an aggregate gross floor area of approximately 8,262 square metres. The rents payable under the Properties Leasing Framework Agreement are and will continue to be determined in accordance with market rates.

The Properties Leasing Framework Agreement will expire on December 31, 2006 subject to renewal.

Media and Advertising Services

We entered into a media and advertising services framework agreement (the "Advertising Services Framework Agreement") on November 1, 2004 with China National Aviation Media and Advertisement Co., Ltd. ("CNAMC"), a wholly owned subsidiary of CNAHC.

Pursuant to this agreement, CNAMC will have the right to procure advertisements and will be entitled to retain all the advertising revenues generated from these advertisements that appear:

- in the in-flight magazines, in-flight entertainment programmes, boarding passes and certain other items specified in the Advertising Services Framework Agreement (the "Specified Items"); and

- on the potential items that may be developed from time to time (the "Potential Items").

As the consideration, CNAMC will pay us an annual concession fee for the Specified Items and 20% of the total revenues generated from advertisements which appear on the Potential Items. CNAMC has also agreed to:

- provide us at no charge with the in-flight items (except for the in-flight entertainment programmes) and the Potential Items (for those not owned by us) on which the advertisements appear or will appear;

- provide us with some in-flight entertainment programmes it produces, the production cost and disbursement of which will be reimbursed by us; and

- procure the content for our in-flight entertainment programmes from independent third parties on a commission-free basis.

In addition, CNAMC has the right to bid for the provision of advertisement agency and design services to us.

The Advertising Services Framework Agreement will expire on December 31, 2006 subject to renewal.

Tourism Co-operation Services

We entered into a tourism services co-operation agreement (the "Tourism Co-operation Agreement") on November 1, 2004 with China National Aviation Tourism Company ("CNATC").

Pursuant to this agreement, we have agreed to provide the following services to CNATC:

- *Commercial charter flight services:* we will provide charter services to customers procured by CNATC at market rates.

- *Package tours co-operation services:* we and CNATC will sell package tours combining (i) our Company's airline tickets with (ii) accommodation at hotels owned and operated by CNATC. For the airline tickets in such packages sold by CNATC, CNATC will pay us in accordance with the pricing principle in the "Sales Agency Framework Agreement" while we will pay CNATC for the hotel fee portion of the packages.

- *Reciprocal frequent-flyer programme ("FFP") co-operation services*: CNATC will join our FFP programme under which our Companion card members are encouraged to stay at CNATC's hotels by receiving mileage credits for such stay. As consideration, CNATC will pay us the equivalent value represented by those mileage credits.

Pursuant to the Tourism Co-operation Agreement, CNATC has agreed to provide the following services to us:

- *FFP co-operation services:* Under the FFP programme, if our Companion card members redeem their mileage credits for free, discounted or upgraded stay at CNATC's hotels, we will reimburse CNATC for the redemption at a price similar to our arrangements with other FFP partners.

- *Hotel accommodation services:* CNATC will provide hotel accommodation services to our employees on duty and the passengers affected by our flight delays and cancellations and we will pay CNATC at group rates.

The Tourism Co-operation Agreement will expire on December 31, 2006 subject to renewal.

Comprehensive Services

We entered into a comprehensive services agreement (the "Comprehensive Services Agreement") with CNAHC on November 1, 2004 pursuant to which:

- CNAHC will provide us with various ancillary services, including but not limited to:

  (i) supply of various items for in-flight services;

  (ii) manufacturing and repair of airline-related ground equipment and vehicles;

(iii) cabin decoration and equipment;

(iv) passenger cabin and cargo cabin ancillary parts (including seats);

(v) warehousing services;

(vi) cabin cleaning services; and

(vii) printing of air tickets and other documents.

- We will provide certain welfare-logistics services to the retired employees of CNAHC and its subsidiaries.

The charges payable by us to CNAHC for the comprehensive services above as well as the charges payable by CNAHC to us for the welfare-logistics services provided to retired employees shall be based on prevailing market rates or, if no prevailing market price is available, fair and reasonable prices based on arm's length negotiations.

The Comprehensive Services Agreement will expire on December 31, 2006 subject to renewal.

Line Maintenance and Other Ground Services

We entered into a standard ground handling agreement (the "Standard Ground Handling Agreement") with China Aircraft Services Limited ("CASL"), a 53.3%-owned subsidiary of CNACG, on April 17, 2004, pursuant to which CASL agreed to provide line maintenance and other ground services at Hong Kong International Airport to us. The services are charged at market rates.

Financial Services

We entered into a financial services agreement (the "Financial Services Agreement") with China National Aviation Finance Co., Ltd. ("CNAF") which is 52% owned by CNAHC and 42.5% owned by the Company on November 1, 2004.

Pursuant to this agreement, CNAF has agreed to provide us with a range of financial services including the following:

- deposit services;
- loan and finance leasing services;
- negotiable instrument and letter of credit services;
- trust loan and trust investment services;
- underwriting services for debt issuances;
- intermediary and consulting services;
- guarantee services;
- settlement services;
- internet banking services; and
- any other services provided by CNAF approved by the China Banking Regulatory Commission ("CBRC").

The fees and charges payable by us to CNAF under the Financial Services Agreement are determined by reference to the applicable fees and charges specified by the People's Bank of China (the "PBOC") and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by CNAF on terms no less favorable than terms available from commercial banks in China.

The Financial Services Agreement will expire on December 31, 2006 subject to renewal.

Subcontracting of Charter Flight Services

We entered into a charter flight service framework agreement (the "Charter Flight Service Framework Agreement") on November 1, 2004 with CNAHC.

Pursuant to this agreement, CNAHC will subcontract to us their obligation of government charter flight that they undertake from the PRC government. Our hourly rate of the charter flight service fee will, subject to periodical adjustment, be calculated on the basis of the following formula which includes total cost and reasonable margins:

Hourly rate = Total cost per flight hour x (1 + 6.5%)

The total cost includes all direct cost and indirect cost.

The Charter Flight Service Framework Agreement will expire on December 31, 2006 subject to renewal.

Sales Agency Services for Airline Tickets and Cargo Space

We entered into a sales agency framework agreement with CNAHC (the "Sales Agency Services Framework Agreement") on November 1, 2004.

Pursuant to this agreement, certain associates of CNAHC acting as our sales agents will

- purchase our air tickets and cargo space at wholesale prices and on-sell such air tickets and cargo space to end-purchasers; or

- procure purchasers for our air tickets and cargo space on a commission basis.

We will pay the relevant agents commissions based on relevant PRC regulations or, where regulations do not provide for a specific commission, based on market rates. Currently, the commissions prescribed for sales of air tickets are:

- for domestic routes, 3% of the ticket price;

- for Hong Kong and Macau routes, 7% of the ticket price; and

- for international routes, 9% of the ticket price.

In accordance with industry practice, and subject to applicable regulations, the Company may also offer incentives to sales agents for reaching certain ticket sale targets.

The Sales Agency Services Framework Agreement will expire on December 31, 2006 subject to renewal.

II. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND THE LUFTHANSA GROUP

Lufthansa holds a 40% equity interest in and is a substantial shareholder of Aircraft Maintenance and Engineering Corporation ("Ameco"), a subsidiary of us, and is therefore a connected person of us under the Listing Rules.

We have entered into various transactions with Lufthansa and its associates (collectively, the "Lufthansa Group") in the ordinary course of our business, including, among others:

- Aircraft maintenance, repair and overhaul services ("MRO") provided by us to the Lufthansa Group;

- mutual provision of catering services;

- mutual provision of ground handling services in China and Germany;
- mutual provision of ticket sales agency services;
- airline codeshare arrangement under which the actual carrier's flights can be marketed under the airline designator code of the partner carrier and revenues earned from these arrangements are allocated between the parties based on negotiated terms according to airline industry standards;
- special prorate arrangement under which a carrier agrees to accept passengers from another carrier and receive payment directly from that carrier; and
- other airline co-operation arrangements between the Lufthansa Group and us.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

III. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND THE BEIJING CAPITAL AIRPORTS GROUP

Capital Airports Holding Company holds a 24% equity interest in and is a substantial shareholder of Air China Cargo, and therefore is a connected person of us under the Listing Rules. We have entered into various transactions with Capital Airports Holding Company and its associates (collectively, the "Beijing Capital Airports Group") in the ordinary course of our business, including, among others:

- provision of taking-off/landing/parking services of our aircraft at airports owned by the Beijing Capital Airports Group;
- provision of passengers' waiting lounge, check-in counters and office buildings to us by airports owned by the Beijing Capital Airports Group;
- provision of utilities (including water, gas and electricity) to us at Beijing Capital International Airport by the Beijing Capital Airports Group; and
- provision of ground handling services to us by the Beijing Capital Airports Group.

Most of the services provided by the Beijing Capital Airports Group to us are charged on the pricing terms which are prescribed, approved or suggested by PRC governmental authorities.

IV. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND THE CATHAY PACIFIC GROUP

Cathay Pacific holds 10% of the total issued share capital of the Company and therefore is a connected person of us under the Listing Rules. We have entered into various transactions with Cathay Pacific and its associates (collectively, the "Cathay Pacific Group") in the ordinary course of our business. Such transactions, the nature of which is part of the necessary daily operation of an airline business, include, among others:

- provision of ground handling services by the Cathay Pacific Group to us;
- provision of MRO services by us to the Cathay Pacific Group;

- provision of catering services by us to the Cathay Pacific Group; and
- mutual provision of ticket sales agency services.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

V. CONTINUING CONNECTED TRANSACTIONS BETWEEN THE CNAC GROUP AND OTHER CONNECTED PERSONS OF THE GROUP

CNAC is a non-wholly owned subsidiary of our Company. Therefore, the continuing connected transactions entered into between CNAC and its subsidiaries (collectively,the "CNAC Group") as one party and connected persons as the other party, will also constitute continuing connected transactions for us under the Listing Rules. Details of those continuing connected transactions conducted during the year of 2004, which are not exempt under Rule 14A.33 of the Hong Kong Listing Rules from the Company's perspective, are as follows:

Provision of In-flight Catering Services by Macau Catering Services Company Limited

Macau Catering Services Company Limited ("MCS") is an associate of a substantial shareholder of Air Macau. MCS provides in-flight meals in Macau to Air Macau based on normal commercial terms determined on an arm's length basis, and at prices no less favourable than those Air Macau would be able to obtain from independent third-party providers of comparable services. The in-flight catering services expenses paid by Air Macau to MCS in 2004 was approximately HK$41.2 million, the percentage ratio test under the Listing Rules of which is less than 2.5% but more than 0.1%, therefore such transactions are exempt, from the Company's perspective, from the independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions under the Listing Rules. CNAC has obtained a waiver from the Hong Kong Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements relating to above continuing connected transactions under the Listing Rules

Payment of Airport Charges and Airport Fees

In the ordinary course of business of Air Macau, airport charges and airport fee are invoiced and collected by Administration of Airports Limited, an indirect subsidiary of CNACG, on behalf of Macau International Airport Company ("MIAC"), an associate company of a substantial shareholder of Air Macau. As a result, the payment of airport charges and airport fees constitutes continuing connected transactions under the Listing Rules. The total airport charges and airport fees paid by Air Macau to ADA in 2004 was approximately HK$69.3 million, the percentage ratio test under the Listing Rules of which is less than 2.5% but more than 0.1%, therefore such transactions are exempt, from the Company's perspective, from the independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions. CNAC has obtained a waiver from the Hong Kong Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements relating to above continuing connected transactions under the Listing Rules.

VI. WAIVER FROM STRICT COMPLIANCE OF THE LISTING RULES

The Company has obtained a waiver from the Hong Kong Stock Exchange expiring on December 31, 2006 from strict compliance with the announcement and/or independent shareholders' approval requirements relating to above continuing connected transactions (except for transactions set out under above section V) under the Listing Rules. The maximum aggregate annual value (cap) permitted by the Hong Kong Stock Exchange and the aggregate annual value actually occurred for each category of above continuing connected transactions for the year ended December 31, 2004 are set out below:

	Aggregate Amount of Transactions for the Year Ended December 31, 2004	
Transactions	**Cap** RMB (in millions)	**Actual Amount** RMB (in millions)
Transactions with the CNAHC Group		
Construction project management services	40.0	0
Properties leasing	47.6	17.0
Media and advertising services	23.0	4.3
Tourism services co-operation	30.8	6.7
Comprehensive services	100.0	92.8
Line maintenance and other ground services	40.0	23.7
Financial services:		
Payment of fees and charges	40.0	0
Maximum daily outstanding deposits with CNAF	5,000.0	1,196.3
Maximum daily outstanding loans from CNAF	3,000.0	523.9
Subcontracting of charter flights	600.0	0
Sales agency service:		
Aggregate sales of airline tickets and cargo space to the CNAHC group for on-sale to end-purchasers	420.0	218.4
Aggregate ticket and cargo agency commission and amount of incentives to be paid by us to CNAHC group	29.0	25.9
Transactions with the Lufthansa Group		
Total amount to be paid by us to Lufthansa Group	630.0	435.0
Total amount to be paid by Lufthansa Group to us	500.0	409.3
Transactions with the Beijing Capital Airports Group		
Total amount to be paid by us to Beijing Capital Airports Group	730.0	653.4
Transactions with the Cathay Pacific Group		
Aggregate amount to be paid by us to the Cathay Pacific Group	35.0	10.9

VII. INDEPENDENT NON-EXECUTIVE DIRECTORS' CONFIRMATION

The Independent Non-executive Directors of the Company have confirmed that all connected transactions in the year ended December 31, 2004 to which our Company was a party have been entered into:

1. in the ordinary and usual course of business of the Company;

2. either:

   (i) on normal commercial terms; or

   (ii) where there was no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties, where applicable; and

3. in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

VIII. AUDITORS' CONFIRMATION

Messrs. Ernst & Young, the auditors of the Company, has provided a letter to the board of directors of the Company, confirming that above connected transactions:

1. have received the approval of the Company's board of directors;

2. are in accordance with the pricing policies as stated in the relevant agreements;

3. have been entered into in accordance with the relevant agreement governing the transactions; and

4. have not exceeded the cap disclosed in the prospectus of the Company.

The Company has appointed Ernst & Young and Ernst & Young Hua Ming as its international auditors and domestic auditors respectively for the year ended December 31, 2004. Ernst & Young has audited the attached financial statements prepared in compliance with International Financial Reporting Standards. The Company has retained Ernst & Young and Ernst & Young Hua Ming since the date of its listing. The resolution concerning retention of Ernst & Young and Ernst & Young Hua Ming as its international auditors and domestic auditors for the year ending December 31, 2005 will be proposed at the Annual General Meeting of the Company to be held on May 30, 2005.

As disclosed in the prospectus of the Company dated December 3, 2004, CNAHC agreed to contribute the properties the Company then occupied to the Company pursuant to the Restructuring Agreement. All these properties had been registered under the name of Air China International Corporation, the Company's predecessor. The Company and CNAHC are actively applying to relevant property authorities for the transmission and renaming of property certificates. The Company expected this process to be completed within six months since its incorporation. As of December 31, 2004, the transmission and renaming of these property certificates was not completed. The Company will notify its shareholders in the interim or annual report immediately following the completion of these processes.

In our opinion, the fact that the above processes have not been completed would not affect the normal use of these properties, and this fact would not have any material adverse effect to the Company's business operation. Once the above processes are completed, the Company shall have the legal title of relevant properties and right to mortgage, sub-let and dispose of these properties.

By Order of the Board
Li Jiaxiang
Chairman

Beijing, PRC
April 12, 2005

To all shareholders,

Since the incorporation of the Company in September 2004, the Supervisory Committee has carried out its duties in accordance with the Company's Articles of Association and relevant requirements. It has performed effective supervision, through the inspection of relevant documents and attending meetings of the Board of Directors, on resolutions made by the Board of the Directors to ensure that they are in compliance with the relevant laws and regulations and in the best interests of the Company and shareholders. Such resolutions are made in a manner to ensure the shareholders' interests and long-term development of the Company.

The Supervisory Committee is in the opinion that the decision-making process of the Company is in compliance with the Company's Articles of Association and relevant norms. The directors and the senior management of the Company observed their fiduciary duties and worked diligently and legally. The Supervisory Committee is not aware that the Directors and the senior management of the Company acted in breach of the laws and regulations and the Articles of Association of the Company or against the interests of the Company.

The Supervisory Committee considers that the Company's 2004 financial statements reflected a true and fair view of the financial position and operating results of the Company. The unqualified opinion expressed in the auditors' report issued by Ernst & Young is objective and fair.

The Supervisory Committee is of the view that the use of proceeds from the Company's recent initial public offering is in accordance with the disclosure in the Company's prospectus and such use of proceeds has not been changed for other purposes.

The Supervisory Committee is of the opinion that the connected transactions between the Company and its connected persons were conducted at fair market price without prejudice to the interests of the Company and its minority Shareholders.

In the opinion of the Supervisory Committee, the Company has achieved satisfactory results in 2004. It is expected that the Company will spare more efforts in getting continuous revenue growth, exercising better cost control and risk management. In 2005, the Supervisory Committee will continue to perform its duties in safeguarding the interests of the shareholders of the Company in accordance with the Company's Articles of Associations and relevant requirements.

By Order of the Supervisory Committee



Zhang Xianlin
Chairman of the Supervisory Committee

Beijing, PRC
April 12, 2005

Li Jiaxiang, aged 55, is the Chairman of the Board and a Non-executive Director of the Company. Mr. Li has in-depth knowledge of the aviation industry. Prior to joining Air China International Corporation in November 2000 as Vice President and becoming its President in October 2002, Mr. Li had previously served in the China Air Force since 1969 and served in various positions including as a Major General. In October 2002 he was appointed as Vice President of CNAHC and then promoted to the position of President in August 2004, a post he continues to hold. Mr. Li graduated from Shandong Coal Technology Institute in 1969 and studied in China Northwestern University from 1999 to 2001 majoring in international economic law.

Kong Dong, aged 56, is a Vice Chairman of the Board and a Non-executive Director of the Company. Mr. Kong has been involved in the aviation industry for over 20 years and has extensive experience in business management. Prior to joining the CNAHC Group in January 2001, Mr. Kong was Deputy General Manager of China Ocean Helicopter Company from 1985 to 1991, President of Shenzhen Airport Group from 1992 to 1995, and Director-General in charge of the expansion project of the Beijing Capital International Airport from 1995 to 2000. In January 2001, he joined CNAC (PRC) as President and sits on the board of CNAC (a subsidiary of the Company) as chairman. In October 2002, he joined CNAHC as Vice President. He also serves as President and Vice Chairman of the Board of CNACG. Mr. Kong graduated from Nanchang University (previously known as Jiangxi Technology University) in 1977 with a Bachelor's degree and is a senior economist.

Wang Shixiang, aged 55, is a Vice Chairman of the Board and a Non-executive Director of the Company. Mr. Wang has over 30 years experience in the aviation industry and is experienced in the business management. Mr. Wang was previously President of the Civil Aviation Flight Academy of China from 1995 to 1999 and General Manager of China Southwest Airlines from 2000 to 2002. He joined CNAHC in October 2002 as Vice President after China Southwest Airlines was merged into Air China International Corporation. Mr. Wang graduated from the Civil Aviation Flight Academy of China (previously known as China Civil Aviation Advanced School) in 1968 and is a qualified First-Class Pilot Tutor. Mr. Wang also graduated from China Central Party University in 2000, after studying a post-graduate programme.

Yao Weiting, aged 57, is a Non-executive Director of the Company. Mr. Yao has over 30 years of extensive experience in accounting and finance. Mr. Yao worked as Chief Accountant in Air China International Corporation from 2000 to 2002 and joined CNAHC in October 2002 as a Vice President. Prior to joining Air China International Corporation, Mr. Yao was Deputy Director of Economic Adjustment Bureau of China Metallurgical Ministry from 1997 to 1998 and Assistant to the State Council Investigation Special Commissioner from 1998 to 1999. Mr. Yao also serves as an independent non-executive director of Angang New Steel Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Yao graduated from Zhejiang Institute of Economics and Management in 1967 majoring in industrial accounting and is a senior accountant as well as a senior economist.

Ma Xulun, aged 40, is an Executive Director and President of the Company. Mr. Ma has over 20 years of extensive experience in finance and management. As the President, Mr. Ma is responsible for the overall management of the Company. Prior to joining Air China International Corporation in December 1998 as Vice President, Mr. Ma was Deputy General Manager of China Commodities Storing and Transportation Corporation from 1995 to 1997 and Deputy Director General of Finance Department of CAAC from 1997 to 1998. Mr. Ma graduated from Shanxi Finance University in 1984 with a Bachelor's Degree of Economics and is a non-practicing certified public accountant.

Cai Jianjiang, aged 41, is an Executive Director and Vice President of the Company. Mr. Cai has over 20 years experience in the aviation industry. As the Vice President, Mr. Cai is mainly responsible for the marketing, sales and international affairs of the Company. Prior to joining Air China International Corporation in 2000 as a General Manager of its Shanghai Branch and later as the assistant to the President of Air China International Corporation from 2001 to 2002, Mr. Cai served as president of Shenzhen Airlines from 1999 to 2000. Mr. Cai served as Vice President of Air China International Corporation starting from October 2002. Mr. Cai graduated from China Civil Aviation Institute in 1983.

Fan Cheng, aged 49, is an Executive Director and the Chief Financial Officer of the Company. Mr. Fan graduated from Nanjing Institute of Chemistry and Chemical Engineering in 1982 with a Bachelor's degree and graduated from Beijing University in 2000 with an MBA degree. Mr. Fan is a senior engineer, a senior accountant and a non-practicing certified public accountant. Mr. Fan joined Air China International Corporation in March 2001 and served as General Manager of Assets Management Department of CNAHC from December 2002 until October 2004. Mr. Fan is also a director of CNACG. Mr. Fan has over 20 years of extensive experience in business operation, finance and management. As the Chief Financial Officer, Mr. Fan is mainly responsible for financial management.

Hu Hung Lick, Henry, aged 85, is an Independent Non-executive Director of the Company. He graduated from the University of Paris with a Docteur-en-Droit degree. Dr. Hu has been practicing as a barrister for over 49 years and is currently the president of Shue Yan College in Hong Kong. He is also a member of the China International Economic and Trade Arbitration Commission. Dr. Hu has been serving as an independent non-executive director of CNAC since April 1997. He is also an independent non-executive director of Founder Holdings Limited, a company engaged in investment holding and listed on the Hong Kong Stock Exchange. He was a member of Preparatory Committee and Selection Committee for the First Government of Hong Kong and was member of the Standing Committee of the 8th and 9th Chinese People's Political Consultative Conference. He is a Justice of Peace of Hong Kong and was awarded the honorary title of Officer of the Order of the British Empire, or O.B.E., in 1975 and the Golden Bauhinia Star by the government of Hong Kong in 1998.

Wu Zhipan, aged 48, is an Independent Non-executive Director of the Company. Mr. Wu acquired a Doctor in Laws Degree from School of Law, Peking University, in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is currently the Vice chancellor of Beijing University. He is also an expert consultant of the Supreme People's Court, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Institute Society. Mr. Wu is the author of a large number of legal publications and has 20 years of extensive work experience in the legal field. Mr. Wu is also an independent non-executive director of two Shanghai Stock Exchange listed companies, namely China Minsheng Banking, Corp., Ltd. and Henan Zhongfu Industry, Co., Ltd., an independent non-executive director of Fortune SGAM Fund Management Co., Ltd. and an independent supervisor of a Hong Kong and New York Stock Exchange listed company, namely PetroChina Company Limited. PetroChina Company Limited is engaged in a broad range of petroleum and natural gas-related activities. China Minsheng Banking Co., Ltd. is engaged in banking and financing activities. Henan Zhongfu Industry Co., Ltd. is engaged in the manufacturing of aluminium products.

Zhang Ke, aged 51, is an Independent Non-executive Director of the Company. Mr. Zhang graduated from Renmin University of China in 1982 with a Bachelor's degree of economics. He is a certified public accountant and currently Chairman and chief partner of ShineWing Certified Public Accountants. Mr. Zhang is a member of the Standing Council of CICPA, honorary professor in the Accounting Department of Renmin University of China, and a member of CPA Examination Committee of the Ministry of Finance. Mr. Zhang has over 20 years of extensive experience in the fields of investment, managerial consultancy, finance and auditing.

Zhang Xianlin, aged 51, is Chairman of the Supervisory Committee. Mr. Zhang graduated from Huazhong University of Science and Technology with a Doctor's degree and is a certified public accountant and senior accountant. Prior to joining the Company in 2004, Mr. Zhang joined CNACG in 1996 and served as Managing Vice President, a post he continues to hold. Mr. Zhang served in the Finance Department of CAAC's Northern Administration Bureau from 1988 to 1992 and served as Deputy Director General of the Finance Department of CAAC from 1992 to 1997. Mr. Zhang has over 30 years of extensive experience in enterprise finance and investment management. Mr. Zhang is also an executive director of CNAC and a non-executive director of Cathay Pacific.

Liao Wei, aged 40, is a Supervisor of the Company. Mr. Liao graduated from China Southwest Finance University with a Bachelor's Degree in 1986 and is a senior accountant. Mr. Liao worked in CNACG from 1997 to 2002 and held the position of General Manager of CNACG's investment department since May 2000. Mr. Liao joined CNAHC in December 2002 and has served as General Manager of CNAHC's finance department since September 2003, a post he continues to hold. Prior to joining CNACG in 1997, Mr. Liao worked in CAAC's Finance Department and Air Macau. Mr. Liao has many years of extensive experience in finance.

Zhang Huilan, aged 44, is a Supervisor of the Company. Ms. Zhang graduated from Asia (Macau) International Public University with an MBA degree in 2000 and is a senior accountant. Ms. Zhang holds IATA diploma in airline accounting and finance. Ms. Zhang served as the financial controller of CNAC (Macau) from 1993 to 2001. Prior to joining the Company in 2004, Ms. Zhang worked in CNAC (PRC) as General Manager of its finance department in 2001 and then joined CNAHC in

December 2002 as the Deputy General Manager of Financial Department and was later appointed Deputy General Manager of Asset Management Department of CNAHC. Ms. Zhang has many years of extensive experience in finance and business management.

Liu Feng, aged 46, is a Supervisor of the Company and is the representative of the employees on the Supervisory Committee. Mr. Liu graduated from the China Central Party University. Mr. Liu joined Air China International Corporation in 1992 as the secretary to the trade union and has been serving as the deputy director of the trade union office of Air China International Corporation since December 1995.

Cheng Yiru, aged 56, is a Vice President of the Company. Mr. Cheng graduated from Civil Aviation Flight Academy of China in 1971 and is a First-Degree Pilot. Prior to joining Air China International Corporation as a Vice President in October 2002 Mr. Cheng served as Deputy General Manager of China Southwest Airlines from 1994 to 2002. Mr. Cheng has been involved in the PRC's civil aviation industry for over 30 years. As the Vice President, Mr. Cheng is mainly responsible for the fleet, aviation safety supervision, flying technique management and operation quality of the Company.

Sun Yude, aged 51, is a Vice President of the Company. Mr. Sun graduated from China Civil Aviation Institute in 1986. Prior to joining Air China International Corporation in October 2002 as a Vice President, Mr. Sun served as General Manager of Zhejiang Airlines from 2000 to 2002. Mr. Sun has been involved in the Chinese civil aviation industry for over 30 years. As the Vice President, Mr. Sun is mainly responsible for the planning and development department and information technology work of the Company.

Ma Kuiliang, aged 58, is a Vice President of the Company. Mr. Ma graduated from China Civil Aviation Institute in 1968 and is a senior engineer. Mr. Ma served as President of AMECO from 2000 to 2001. Mr. Ma served as Assistant President of Air China International Corporation from December 2001 and then became its Vice President since October 2002. Prior to joining Air China International Corporation, Mr. Ma worked with CAAC Beijing Maintenance Base. Mr. Ma has over 30 years of extensive experience in engineering and management in the Chinese civil aviation industry. As the Vice President, Mr. Ma is mainly responsible for the aircraft engineering work of the Company.

Yang Lihua, aged 49, is a Vice President of the Company. Ms. Yang graduated from Beijing Languages University in 1977 with a Bachelor's degree. She joined Air China International Corporation in 1988 and was a manager of Cabin Service Department from 1986 to 1995, Deputy Chief of the Flight Team of Air China International Corporation from 1996 to 2000, and as General Manager of Passenger Service Department of Air China International Corporation from 2000 to 2002. Ms. Yang served as a Vice President of Air China International Corporation since October 2002. Prior to joining Air China International Corporation, Ms. Yang worked with CAAC Beijing Administrative Bureau. Ms. Yang has been involved in the Chinese civil aviation industry for more 30 years. As the Vice President, Ms. Yang is mainly responsible for cabin services, ground services and services quality of the Company.

Gao Dianbang, aged 56, is the Chief Pilot of the Company. Mr. Gao graduated from Civil Aviation Flight Academy of China in 1969 and is a First-Degree pilot. He joined Air China International Corporation in 1988 and served as the Chief of Flight Team and Assistant President of Air China International Corporation. Prior to joining Air China International Corporation in 1988, Mr. Gao served as flight instructor in CAAC Beijing Administrative Bureau. Mr. Gao has over 30 years of extensive experience in flight operation. As the Chief Pilot, Mr. Gao is mainly responsible for overall flight operation management of the Company.

Fan Cheng, Mr. Fan's biographical details are set out in the paragraph headed "Directors" above.

Li Man Kit, aged 48, is a Joint Company Secretary of the Company. He has been the Company Secretary of CNAC and CNACG since December 2000. Mr. Li graduated from University of East Asia, Macau in business administration and also holds both a Bachelor's degree in Chinese Law and a Master's degree in International Law from Peking University. He is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Chartered Secretaries. Prior to joining the CNAC Group, Mr. Li was the company secretary of a shipping group of companies whose shares were listed in both Hong Kong and London. Mr. Li has many years of experience in para-legal, corporate reorganisation, administrative and personnel management and company secretarial work.

Chan Wai Kwong, Joel, aged 40, is the qualified accountant of our Company. He is also the Head of Internal Audit of our Company. Mr. Chan holds a Professional Diploma in Accountancy from Hong Kong Polytechnic University. After graduation, Mr. Chan joined Ernst & Young in 1988 and was in charge of providing audit services to various clients ranging from small PRC joint venture companies to Hong Kong and U.S. listed companies. Mr. Chan had worked for Laidlaw Pacific (Asia) Limited (a registered investment adviser with SFC) from 1997 to 2000 as senior manager of corporate finance. He also worked for Diyixian.com Limited as its financial controller from 2000 to 2002. Prior to joining our Company, Mr. Chan worked with Princeton Venture Partners Limited (a registered investment adviser with SFC) as a manager. Mr. Chan has over 15 years of experience in auditing, accounting and financial services. He is a fellow of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants.

ERNST & YOUNG
安永會計師事務所

To the members
Air China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 44 to 126 which have been prepared in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of 31 December 2004, and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
12 April 2005

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
Air traffic revenues	4	**30,834,822**	23,422,660
Other operating revenues	5	**2,685,935**	1,218,745
		33,520,757	24,641,405
Operating expenses			
Jet fuel		**(8,353,752)**	(5,425,059)
Take-off, landing and depot charges		**(4,230,349)**	(3,449,769)
Depreciation		**(3,463,252)**	(3,377,472)
Aircraft maintenance, repair and overhaul		**(2,835,648)**	(2,149,353)
Employee compensation costs	7	**(2,921,322)**	(2,379,102)
Air catering charges		**(1,171,784)**	(842,743)
Aircraft and jet engines operating lease expenses		**(1,071,256)**	(910,134)
Other operating lease expenses		**(187,471)**	(181,984)
Other flight operation expenses		**(2,698,234)**	(2,112,432)
Selling and marketing expenses		**(1,387,088)**	(1,057,630)
General and administrative expenses		**(715,350)**	(471,463)
Total operating expenses		**(29,035,506)**	(22,357,141)
Profit from operations	6	**4,485,251**	2,284,264
Finance costs	8	**(1,799,873)**	(2,349,078)
Dilution gains on investments	9	**410,137**	—
Share of profits less losses from associates		**561,018**	243,093
Profit before tax		**3,656,533**	178,279
Tax	12	**(1,107,838)**	(89,781)
Profit for the year		**2,548,695**	88,498
Attributable to:			
Equity holders of the parent		**2,385,964**	159,604
Minority interests		**162,731**	(71,106)
		2,548,695	88,498
Earnings per share			
— Basic	15	**36.0 cents**	2.5 cents
— Diluted	15	**36.0 cents**	—

CONSOLIDATED BALANCE SHEET

31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	16	**43,441,637**	42,423,920
Lease prepayments		**933,898**	29,807
Interests in associates	19	**4,001,521**	3,067,846
Advance payments for aircraft and related equipment		**632,154**	744,404
Government grant receivable		**—**	764,422
Due from CNAHC	20	**631,813**	—
Deposits for aircraft under operating leases		**137,583**	145,483
Other investments	21	**21,666**	21,930
Deferred tax assets	22	**776,084**	590,153
		50,576,356	47,787,965
CURRENT ASSETS			
Financial assets	44 (iv)	**—**	34,000
Trade receivables	23	**2,364,816**	1,955,592
Inventories	24	**743,288**	712,451
Prepayments, deposits and other receivables	25	**3,108,588**	1,977,363
Pledged deposits	26	**117,231**	1,245,542
Cash and cash equivalents	26	**9,734,074**	2,620,221
Due from other CNAHC group companies	28	**44,916**	63,928
		16,112,913	8,609,097
TOTAL ASSETS		**66,689,269**	56,397,062
CURRENT LIABILITIES			
Financial liabilities	44 (iv)	**—**	(6,000)
Trade payables	29	**(4,443,608)**	(4,214,981)
Bills payable	30	**(362,033)**	(1,317,220)
Other payables and accruals	31	**(3,920,287)**	(3,240,545)
Provision for major overhauls	32	**(28,130)**	(115,346)
Air traffic liabilities		**(1,215,770)**	(1,165,116)
Tax payable		**(186,055)**	(53,929)
Obligations under finance leases	33	**(1,705,146)**	(1,607,056)
Bank and other loans	34	**(8,806,051)**	(9,236,674)
Due to shareholders	27	**(2,256,117)**	(2,968)
Due to other CNAHC group companies	28	**(49,617)**	(33,073)
		(22,972,814)	(20,992,908)

CONSOLIDATED BALANCE SHEET

31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
NET CURRENT LIABILITIES		**(6,859,901)**	(12,383,811)
TOTAL ASSETS LESS CURRENT LIABILITIES		**43,716,455**	35,404,154
NON-CURRENT LIABILITIES			
Obligations under finance leases	33	**(10,576,241)**	(12,091,837)
Bank and other loans	34	**(12,896,622)**	(12,819,821)
Long-term payables	35	**(446,311)**	(801,349)
Deferred income	36	**(1,102,853)**	(887,708)
Provision for major overhauls	32	**(470,698)**	(289,593)
Provision for early retirement benefits obligations		**(195,188)**	(198,597)
		(25,687,913)	(27,088,905)
NET ASSETS		**18,028,542**	8,315,249
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Owners' equity		—	6,892,869
Issued share capital	37	**9,050,618**	—
Reserves		**7,497,637**	—
		16,548,255	6,892,869
MINORITY INTERESTS		**1,480,287**	1,422,380
TOTAL EQUITY		**18,028,542**	8,315,249

Ma Xulun
Director

Fan Cheng
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2004

	Attributable to equity holders of the Company							
	Owners' equity	**Issued share capital**	**Capital reserve**	**Statutory reserve funds**	**Retained profits**	**Total**	**Minority interests**	**Total equity**
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As at 1 January 2003	5,020,263	—	—	—	—	5,020,263	1,508,125	6,528,388
Profit for the year	159,604	—	—	—	—	159,604	(71,106)	88,498
Capital contributions	2,055,845	—	—	—	—	2,055,845	—	2,055,845
Dividends paid	(26,690)	—	—	—	—	(26,690)	(14,639)	(41,329)
Distributions (note 14)	(316,153)	—	—	—	—	(316,153)	—	(316,153)
As at 31 December 2003 and 1 January 2004	6,892,869	—	—	—	—	6,892,869	1,422,380	8,315,249
Capital contribution of cash (note a)	560,782	—	—	—	—	560,782	—	560,782
Capital contribution of land use rights (note b)	885,626	—	—	—	—	885,626	—	885,626
Capitalisation of amount payable to CNAHC (note c)	17,965	—	—	—	—	17,965	—	17,965
Deferred taxation (note 22)	793,755	—	—	—	—	793,755	—	793,755
Profit from 1 January 2004 to 30 September 2004	1,758,879	—	—	—	—	1,758,879	117,506	1,876,385
Dividends paid	(29,074)	—	—	—	—	(29,074)	(24,909)	(53,983)
Distributions (note d)	(2,182,921)	—	—	—	—	(2,182,921)	—	(2,182,921)
Capitalisation upon reorganisation of the Company	(8,697,881)	6,500,000	1,892,201	—	305,680	—	—	—
Profit from 1 October 2004 to 31 December 2004	—	—	—	—	627,085	627,085	45,225	672,310
Distributions (note e)	—	—	—	—	(377,550)	(377,550)	—	(377,550)
Dilution of interest (note 9)	—	—	—	—	—	—	(79,915)	(79,915)
Transfer to statutory reserve funds (note 14)	—	—	—	93,020	(93,020)	—	—	—
Issue of new shares upon listing (note 37 (c))	—	2,550,618	5,536,678	—	—	8,087,296	—	8,087,296
Share issuing expenses (note 37 (c))	—	—	(486,457)	—	—	(486,457)	—	(486,457)
As at 31 December 2004	**—**	**9,050,618**	**6,942,422**	**93,020**	**462,195**	**16,548,255**	**1,480,287**	**18,028,542**

Notes:

a. In September 2004, China National Aviation Holding Company ("CNAHC") made a cash contribution of RMB560,782,100 to the Company.

b. Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

c. This represented payable of approximately RMB17,965,000 of the Company assumed by CNAHC in 2004 which was accounted for as a capital contribution.

d. In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring as set out in note 1 to these financial statements, after the Company's incorporation, the Company is required to make a distribution to CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC), details of which are set out in note 14 (b) to these financial statements. The total amount of distributions made to CNAHC and CNACG pursuant to this notice is approximately RMB2,143,785,000. Details of the distributions are set out in note 14 (b) to these financial statements.

In addition, the distributions include an amount of approximately RMB39,136,000 which represents the net assets which have been carved-out and treated as deemed distribution pursuant to the Restructuring as set out in note 1 to these financial statements.

e. As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, details of which are set out in note 14 (a) to these financial statements, the Group made a payment of approximately RMB377,550,000 to CNAHC. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**3,656,533**	178,279
Adjustments for:		
Exchange losses, net	**161,824**	370,148
(Gain)/loss on disposal of property, plant and equipment, net	**33,872**	(17,048)
Gains on trading of derivatives, net	**(41,036)**	(169,921)
Dilution gains on investments	**(410,137)**	—
Depreciation	**3,463,252**	3,377,472
Share of profits less losses from associates	**(561,018)**	(243,093)
Dividend income on long-term investments	**(4,622)**	(406)
Interest income	**(33,703)**	(18,803)
Interest expense	**1,824,392**	2,241,166
Provision for/(write-back of) doubtful debts, net	**(988)**	12,144
Provision for/(write-back of) inventories, net	**(11,508)**	24,090
Operating profit before working capital changes	**8,076,861**	5,754,028
(Increase)/decrease in inventories	**(19,681)**	2,228
Increase in trade receivables	**(425,080)**	(93,284)
(Increase)/decrease in amounts due from other CNAHC group companies	**19,012**	(32,309)
Increase in prepayments, deposits and other receivables	**(164,606)**	(77,792)
Decrease in deposits for aircraft under operating leases	**18,581**	19,288
Increase/(decrease) in amounts due to other CNAHC group companies	**16,544**	(6,001)
Increase in trade payables	**268,645**	806,877
Increase/(decrease) in bills payable	**(955,187)**	900,820
Increase in other payables and accruals	**1,154,425**	41,676
Increase in provision for major overhauls	**93,889**	151,486
Increase in air traffic liabilities	**52,664**	276,883
Increase/(decrease) in provision for early retirement benefits	**(3,409)**	15,272
Recognition of deferred income	**(70,593)**	(57,894)
Cash generated from operations	**8,062,065**	7,701,278
Interest paid	**(1,872,691)**	(2,248,996)
Tax paid:		
Mainland China enterprise income tax paid	**(36,953)**	(17,032)
Overseas taxes paid	**(1,568)**	(10,550)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**6,150,853**	5,424,700

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	2004 **RMB'000**	2003 RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	**(5,270,777)**	(3,065,218)
Proceeds from disposal of property, plant and equipment	**189,840**	164,873
Increase in lease prepayments	**(18,465)**	(4,939)
Increase in advance payments for aircraft and related equipment	**(867,828)**	(784,061)
Net cash settlements of derivatives	**69,036**	100,921
(Increase)/decrease in amounts due from associates	**4,461**	(18,406)
Increase/(decrease) in amounts due to associates	**58,796**	(27,522)
(Increase)/decrease in time deposits with original maturity of more than three months	**(290,024)**	22,587
(Increase)/decrease in pledged deposits	**1,128,311**	(853,958)
Interest received	**33,703**	18,803
Capital contributions to associates	**(709,253)**	(4,000)
Dividends received on long-term investments	**4,622**	406
Dividends received from associates	**176,365**	90,551
Proceeds from disposal of long-term investments	**264**	—
Net cash inflow of cash and cash equivalents in respect of the establishment of a joint venture (note 45 (b))	**516,491**	—
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	**(4,974,458)**	(4,359,963)
NET CASH INFLOW BEFORE FINANCING ACTIVITIES	**1,176,395**	1,064,737
CASH FLOWS FROM FINANCING ACTIVITIES		
New bank and other loans	**10,146,285**	10,205,236
Repayment of bank and other loans	**(10,500,107)**	(13,371,026)
Repayment of principal under finance lease obligations	**(1,607,056)**	(1,961,181)
Settlement of long-term payables	**(119,946)**	(132,509)
Increase/(decrease) in balance due to shareholders	**(468,789)**	1,276,384
Contributions by CNAHC	**560,782**	2,055,845
Distributions to CNAHC	**—**	(342,843)
Dividends paid to minority shareholders	**(24,909)**	(14,639)
Receipt of government grants	**32,609**	77,338
Net proceeds from issuance of new shares upon listing	**7,600,839**	—
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES	**5,619,708**	(2,207,395)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**27,726**	85,946
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**6,823,829**	(1,056,712)
Cash and cash equivalents at beginning of year	**2,589,395**	3,646,107
CASH AND CASH EQUIVALENTS AT END OF YEAR (note 45 (a))	**9,413,224**	2,589,395

BALANCE SHEET

31 December 2004

	Notes	2004 RMB'000
NON-CURRENT ASSETS		
Property, plant and equipment	16	**41,908,428**
Lease prepayments		**919,871**
Interests in subsidiaries	17	**176,929**
Interests in joint ventures	18	**1,392,388**
Interests in associates	19	**780,837**
Advance payments for aircraft and related equipment		**442,071**
Due from CNAHC	20	**631,813**
Deposits for aircraft under operating leases		**55,831**
Other investments	21	**816**
Deferred tax assets	22	**658,000**
		46,966,984
CURRENT ASSETS		
Trade receivables	23	**2,197,293**
Inventories	24	**468,930**
Prepayments, deposits and other receivables	25	**2,847,552**
Pledged deposits	26	**80,519**
Cash and cash equivalents	26	**8,421,859**
Due from other CNAHC group companies	28	**8,801**
		14,024,954
TOTAL ASSETS		**60,991,938**
CURRENT LIABILITIES		
Trade payables	29	**(3,819,353)**
Bills payable	30	**(362,033)**
Other payables and accruals	31	**(3,387,870)**
Provision for major overhauls	32	**(28,130)**
Air traffic liabilities		**(1,087,838)**
Tax payable		**(151,533)**
Obligations under finance leases	33	**(1,705,146)**
Bank and other loans	34	**(8,255,695)**
Due to shareholders	27	**(2,240,213)**
Due to other CNAHC group companies	28	**(12,163)**
		(21,049,974)

	Notes	2004 RMB'000
NET CURRENT LIABILITIES		**(7,025,020)**
TOTAL ASSETS LESS CURRENT LIABILITIES		**39,941,964**
NON-CURRENT LIABILITIES		
Obligations under finance leases	33	**(10,576,241)**
Bank and other loans	34	**(12,896,622)**
Long-term payables	35	**(437,577)**
Deferred income	36	**(1,102,853)**
Provision for major overhauls	32	**(373,242)**
Provision for early retirement benefits		**(195,188)**
		(25,581,723)
NET ASSETS		**14,360,241**
Represented by:		
Issued share capital	37	**9,050,618**
Reserves	38	**5,309,623**
TOTAL EQUITY		**14,360,241**

Ma Xulun
Director

Fan Cheng
Director

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of CNAHC, a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

Pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

Pursuant to the Restructuring, the Company entered into a restructuring agreement with CNAHC and CNACG on 20 November 2004 (the "Restructuring Agreement"). In accordance with the Restructuring Agreement, CNAHC transferred to the Company, among other things, the following:

(a) all of the airline and airline-related businesses operated by Air China International Corporation (中國國際航空公司), the Company's immediate predecessor;

(b) all related assets, including aircraft and other property, plant and equipment of Air China International Corporation;

(c) all related liabilities, including Air China International Corporation's bank loans; and

(d) the equity interests in various investees in airline and airline-related businesses owned by Air China International Corporation, including equity interests in Air China Cargo Co., Ltd. ("Air China Cargo"), Aircraft Maintenance and Engineering Corporation, Beijing ("AMECO") and Shenzhen Airlines Co., Ltd. ("Shenzhen Airlines").

In accordance with the Restructuring Agreement, CNACG transferred its approximately 69% equity interests in China National Aviation Company Limited ("CNAC") to the Company by way of a capital contribution.

The effective date of the Restructuring was 30 September 2004, after which date the Company assumed the rights and obligations of the businesses, assets and liabilities transferred to the Company by CNAHC and CNACG.

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

As at the date of approval of these financial statements, the Group is in the process of applying to the relevant government authorities to obtain the title certificates of certain of the above-mentioned assets, primarily buildings and land use rights, with an aggregate carrying value of approximately RMB3,098 million, and to register the already transferred equity interests in certain investees, including equity interests in Air China Cargo, AMECO and Shenzhen Airlines, from Air China International Corporation into the Company's name. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned assets and own the aforesaid equity interests. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

In consideration for CNAHC and CNACG transferring the Relevant Businesses and the Relevant Companies to the Company, the Company issued 5,054,276,915 domestic shares (in the form of State legal person shares) and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively (note 37 (a)). The shares issued to CNAHC and CNACG represented the then entire registered and issued share capital of the Company upon its incorporation.

Prior to the incorporation of the Company, the Relevant Businesses and the Relevant Companies were held by two subsidiaries of CNAHC, namely, Air China International Corporation and CNAC, a Hong Kong incorporated company with its shares publicly traded on the Hong Kong Stock Exchange. Air China International Corporation is a state-owned enterprise established in the PRC on 1 July 1988 and was subject to the supervision and regulation of the General Administration of Civil Aviation of China, formerly known as the Civil Aviation Administration of China ("CAAC"), a regulatory authority of the civil aviation industry in the PRC. Pursuant to the documents issued by the State Council and the Ministry of Finance dated 14 July 2002 and 9 August 2002, respectively, the PRC government approved the formation of CNAHC, a state-owned enterprise under the supervision of the State Council, which then held, inter alia, a 100% direct interest in Air China International Corporation, a 100% direct interest in China Southwest Airlines ("CSWA"), a 100% direct interest in China National Aviation Corporation ("CNAC (PRC)"), which owned 100% interest in CNAC Zhejiang Airlines ("ZJA") and approximately a 69% indirect interest in CNAC. In 2003, CNAHC undertook further reorganisation measures to merge the business operations of CSWA and ZJA into Air China International Corporation, following which CSWA and ZJA became branches of Air China International Corporation.

The Group's principal activities are airline and airline-related services, including aircraft engineering services, air catering services and airport ground handling services conducted mainly in the PRC, Hong Kong and Macau.

The registered office of the Company is located at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing 101312, the PRC.

In the opinion of the Directors, the Company's ultimate holding company is CNAHC.

Further details of the Restructuring are set out in the Company's prospectus dated 3 December 2004 issued in respect of the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange.

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

On 15 December 2004, 2,805,680,000 new H shares in the Company, details of which are set out in note 37 (b) to these financial statements, were listed on the Hong Kong Stock Exchange and the London Stock Exchange. On 11 January 2005, an additional 420,852,000 new H shares in the Company, details of which are set out in note 47 (a) to these financial statements, were issued and listed on the Hong Kong Stock Exchange and the London Stock Exchange upon the exercise of the over-allotment option.

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Company are stated at historical amounts, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

The consolidated balance sheets as at 31 December 2003 and 2004 present the Group's assets and liabilities as if the Restructuring had been completed at 1 January 2003. The consolidated results and consolidated cash flows include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2003. The Company's Directors are of the opinion that the consolidated financial statements prepared on this basis present fairly the consolidated financial position, consolidated results and consolidated cash flows of the Group as a whole. Therefore, the net profit for the year ended 31 December 2004 includes the consolidated results before the Restructuring.

As the Company was only incorporated on 30 September 2004, there are no comparative figures as at 31 December 2003 in the Company's balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that have been early adopted as at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares:

- IFRS 1 (amended 2004), *First-Time Adoption of International Financial Reporting Standards;*
- IFRS 3, *Business Combinations;*
- IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations;*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of preparation (continued)

- IAS 1 (amended 2004), *Presentation of Financial Statements;*
- IAS 2 (revised 2003), *Inventories;*
- IAS 7 (amended 2003), *Cash Flow Statements;*
- IAS 8 (revised 2003), *Accounting Policies, Changes in Accounting Estimates and Errors;*
- IAS 10 (amended 2004), *Events after the Balance Sheet Date;*
- IAS 12 (amended 2004), *Income Taxes;*
- IAS 14 (amended 2004), *Segmental Reporting;*
- IAS 17 (amended 2004), *Leases;*
- IAS 18 (amended 2004), *Revenue;*
- IAS 19 (amended 2004), *Employee Benefits;*
- IAS 20 (revised 2003), *Accounting for Government Grants and Disclosure of Government Assistance;*
- IAS 21 (revised 2003), *The Effects of Changes in Foreign Exchange Rates;*
- IAS 23 (amended 2003), *Borrowing Costs;*
- IAS 27 (amended 2004), *Consolidated and Separate Financial Statements;*
- IAS 28 (amended 2004), *Investments in Associates;*
- IAS 31 (amended 2004), *Interests in Joint Ventures;*
- IAS 32 (amended 2004), *Financial Instruments: Disclosure and Presentation;*
- IAS 33 (amended 2004), *Earnings Per Share;*
- IAS 36 (amended 2004), *Impairment of Assets;*
- IAS 37 (amended 2004), *Provisions, Contingent Liabilities and Contingent Assets;*
- IAS 38 (amended 2004), *Intangible Assets;* and
- IAS 39 (amended 2004), *Financial Instruments: Recognition and Measurement.*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of preparation (continued)

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share or registered capital, is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries, not held by the Group and are presented in the consolidated balance sheet within equity, separately from the shareholders' equity.

Foreign currencies

The Group's functional and presentation currency is Renminbi ("RMB"), except for overseas subsidiaries, which use their local currencies.

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates as quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the applicable exchange rates ruling at that date as quoted by the People's Bank of China. All exchange differences are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB. The income statements of these subsidiaries are translated into RMB at the weighted average exchange rates for the year, and the balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of the overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries, which arise throughout the year, are translated into RMB at the weighted average exchange rates for the year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. A subsidiary is consolidated from the date the Company obtains control until such time as control ceases.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. In the Company's balance sheet, the Company's interests in subsidiaries are stated at cost less any impairment losses.

Interests in joint ventures

The Group's interests in its joint ventures are accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

Interests in associates

The Group's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investments in its associates include goodwill (net of accumulated amortisation and impairment) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's balance sheet, the investments in associates are stated at cost less any impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment, other than construction in progress ("CIP"), are stated at cost less accumulated depreciation and any impairment in value.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of that asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Depreciation is calculated on the straight-line basis over the expected useful life of the asset, after taking into account its estimated residual value, as follows:

	Depreciation life	Residual value
Aircraft and flight equipment	10 to 20 years	Nil–5%
Buildings	15 to 35 years	5%
Machinery, transportation equipment and office equipment	4 to 20 years	5%

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset at the time of disposal.

CIP represents office buildings and various infrastructure projects under construction and equipment pending installation in the aircraft and is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction, the cost of equipment as well as finance charges from borrowings used to finance these assets during the construction or installation period. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the income statement.

Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation and impairment losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of cost over the fair value of the identifiable assets, liabilities and contingent liabilities of acquired businesses. The Group early adopted IFRS 3, *Business Combinations*, and applied the requirements of IFRS 3 to goodwill existing at or acquired after, and to business combinations occurring from 1 January 2001. In accordance with IFRS 3, the Group ceased amortising goodwill as of 1 January 2001.

On disposal of subsidiaries, associates or joint ventures, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

IAS 36 (amended 2004) requires that goodwill be tested for impairment at the cash-generating units on an annual basis and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit. An impairment loss shall be recognised for a cash-generating unit if the recoverable amount of the unit is less than the carrying amount of the unit. The impairment loss shall be allocated to reduce the carrying amount of the assets of the unit (group of units) in the following order: (i) first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units); and (ii) then, to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. In allocating an impairment loss, the Group shall not reduce the carrying amount of an asset below the highest of: (i) its fair value less costs to sell (if determinable); (ii) its value in use (if determinable); and (iii) zero.

Advance payments for aircraft and related equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and related equipment in future years, including attributable finance costs, are included in assets. The advances are accounted for as part of the cost of property, plant and equipment upon delivery of the aircraft.

Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investments.

After initial recognition, investments, except those investments which do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are classified as available-for-sale and measured at fair value through profit or loss. Gains or losses on available-for-sale investments are recognised in the income statement. Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Finance leases which transfer to the Group substantially all the risks and benefits of ownership of the leased item are capitalised at the inception of the lease at the fair value of the leased properties or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the estimated economic useful lives of the assets.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivables under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any provision for obsolescence, and are expensed when consumed in operations. Cost is determined on the weighted average basis.

Work in progress represents material cost, labour cost and overhead cost capitalised for the provision of aircraft engineering services and is stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks and other financial institutions, including term deposits, which are not restricted as to use.

Manufacturers' credits

In connection with the acquisition of certain aircraft and related equipment, the Group receives various credits from the manufacturers. Such credits are deferred until the aircraft and related equipment are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and related equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

(a) *Pension obligations*

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. Certain government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(b) *Termination and early retirement benefits*

Termination benefits are payable whenever an employee's employment is voluntarily terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c) *Housing benefits*

In prior periods, the Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between sales proceeds and the carrying amount of the staff quarters is charged to the income statement. The above staff quarters' allocation scheme was phased out before the incorporation of the Company in accordance with the policies of the PRC government.

In 1998, the State Council of the PRC issued a circular, which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies were to be determined by the individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with any quarters or who have not been allocated with quarters up to the prescribed standards before the staff quarters' allocation scheme was terminated, the Group will pay them one-off cash housing subsidies based on their years of service, position and other criteria. These cash housing subsidies are charged to the income statement in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

(c) *Housing benefits (continued)*

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation provided that reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured on the following bases:

(a) *Provision of airline and airline-related services*

Passenger revenue is recognised either when transportation is provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenues earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation is provided.

Cargo and mail revenues are recognised when the transportation is provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue was stated net of business tax and contributions to the CAAC Infrastructure Development Fund prior to 1 January 2004. From 2004, contributions to the CAAC Infrastructure Development Fund are included in other flight operation expenses to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government.

(b) *Sale of goods*

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(c) *Trading of investments*

Revenue is recognised on a trade date basis.

(d) *Interest income*

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(e) *Dividends*

Revenue is recognised when the owners' right to receive the payment has been established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(f) *Rental income and aircraft and related equipment lease income*

Revenue is recognised on a time proportion basis over the terms of the respective leases.

Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that are expected to be redeemed. Incremental costs include the cost of incremental fuel, meals and insurance but do not include any cost for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included in the balance sheet as a current liability.

Government grants

Government grants are recognised at their fair values when it is probable that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate ranging between 5.58% and 5.76% has been applied to the expenditure on the individual asset.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fuel prices. In accordance with IAS 39, such derivative financial instruments are carried in the balance sheet at fair value as financial assets or financial liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments (continued)

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk. In relation to fair value hedges (interest rate swaps) which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity. In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the income statement, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement for the year. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

Use of estimates

The preparation of the financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Recoverable amount of non-current assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Other receivables are recognised and carried at cost less allowances for any uncollectible amounts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowings.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impact of recently issued accounting standards

IFRS 2, *Share-based Payment*, is applicable for accounting periods beginning on or after 1 January 2005 and requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 will apply for grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested at the beginning on or after 1 January 2005. The Group does not expect IFRS 2 to have a material effect on its results of operations and financial position.

IAS 16 (amended 2004), *Property, Plant and Equipment*, replaces IAS 16 (revised 1998), *Property, Plant and Equipment*, and is applicable for accounting periods beginning on or after 1 January 2005. There are a number of differences between the amended standard and the previous version. These include that the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Further, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version included within its scope only the costs incurred as a consequence of installing the item. In addition, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. Also, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive in the future on the asset's actual retirement date. The Group does not expect the adoption of new policies arising from the amended standard, when implemented, will have a material effect on its results of operations and financial position.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impact of recently issued accounting standards (continued)

IAS 24 (revised 2003), *Related Party Disclosures*, replaces IAS 24 *Related Party Disclosures* (reformatted in 1994) and is applicable for accounting periods beginning on or after 1 January 2005. The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definitions and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into four business segments — airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on origin and destination of each flight segment. Assets, which consist principally of flight and ground equipment, supporting the entire worldwide transportation system, are mainly located in the PRC. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

3. SEGMENT INFORMATION (continued)

Business segments

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2004:

	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUES						
Sales to external customers	32,766,164	296,775	287,905	169,913	—	33,520,757
Intersegment sales	—	731,589	—	131,299	(862,888)	—
Total revenues	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance costs	(1,785,196)	(14,541)	(1,978)	1,842	—	(1,799,873)
Dilution gains on investments	330,222	—	—	79,915	—	410,137
Share of profits less losses from associates	416,813	(4,649)	191,323	(42,469)	—	561,018
Profit before tax	3,108,241	805,668	392,478	213,034	(862,888)	3,656,533
Tax						(1,107,838)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964
ASSETS						
Segment assets	62,308,593	1,077,748	160,087	379,390	(2,014,154)	61,911,664
Interests in associates	3,589,574	25,539	186,056	200,352	—	4,001,521
Unallocated assets						776,084
Total assets						66,689,269
LIABILITIES						
Segment liabilities	(48,845,870)	(652,749)	(312,765)	(677,442)	2,014,154	(48,474,672)
Unallocated liabilities						(186,055)
Total liabilities						(48,660,727)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	6,046,355	32,697	25,912	33,641	—	6,138,605
Depreciation of property, plant and equipment	3,395,049	35,797	19,247	13,159	—	3,463,252
Provision for/(write-back of) doubtful debts, net	(4,483)	2,642	—	853	—	(988)
Provision for/(write-back of) inventories, net	12,492	(24,000)	—	—	—	(11,508)

3. SEGMENT INFORMATION (continued)

Business segments (continued)

The following table presents revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2003:

	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUES						
Sales to external customers	23,910,300	285,493	251,266	194,346	—	24,641,405
Intersegment sales	—	486,705	—	126,485	(613,190)	—
Total revenues	23,910,300	772,198	251,266	320,831	(613,190)	24,641,405
PROFIT FROM OPERATIONS						
Segment results	1,995,224	571,448	173,290	157,492	(613,190)	2,284,264
Finance costs	(2,326,582)	(17,631)	(1,160)	(3,705)	—	(2,349,078)
Share of profits less losses from associates	172,016	(18,660)	104,043	(14,306)	—	243,093
Profit/(loss) before tax	(159,342)	535,157	276,173	139,481	(613,190)	178,279
Tax						(89,781)
Minority interests						71,106
Net profit attributable to equity holders of the parent						159,604
ASSETS						
Segment assets	51,284,337	1,076,308	250,923	746,182	(618,687)	52,739,063
Interests in associates	2,747,942	6,984	124,398	188,522	—	3,067,846
Unallocated assets						590,153
Total assets						56,397,062
LIABILITIES						
Segment liabilities	(47,237,226)	(683,204)	(174,326)	(551,813)	618,687	(48,027,884)
Unallocated liabilities						(53,929)
Total liabilities						(48,081,813)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	3,703,236	20,332	38,986	86,725	—	3,849,279
Depreciation of property, plant and equipment	3,309,582	37,119	13,661	17,110	—	3,377,472
Provision for/(write-back of) doubtful debts, net	13,824	(1,562)	—	(118)	—	12,144
Provision for inventories, net	90	24,000	—	—	—	24,090

3. SEGMENT INFORMATION (continued)

Geographical segments

The following tables present consolidated revenue information by geographical segments for each of the two years ended 31 December 2004:

For the year ended 31 December 2004	Domestic RMB'000	HK/Macau RMB'000	Europe RMB'000	North America RMB'000	Japan/ Korea RMB'000	Asia Pacific, others RMB'000	Total RMB'000
REVENUES							
Sales to external customers and total revenues	**18,482,949**	**1,744,590**	**4,232,489**	**2,477,214**	**3,846,973**	**2,736,542**	**33,520,757**

For the year ended 31 December 2003	Domestic RMB'000	HK/Macau RMB'000	Europe RMB'000	North America RMB'000	Japan/ Korea RMB'000	Asia Pacific, others RMB'000	Total RMB'000
REVENUES							
Sales to external customers and total revenues	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405

4. AIR TRAFFIC REVENUES

Air traffic revenues comprise revenues from the airline business and is stated net of business tax and contributions to the CAAC Infrastructure Development Fund. The CAAC Infrastructure Development Fund, which was netted against gross air traffic revenues for the year ended 31 December 2003, was included in other flight operation expenses for the year ended 31 December 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	Group	
	2004 RMB'000	2003 RMB'000
Passenger	**27,665,018**	19,030,187
Cargo and mail	**3,169,804**	4,392,473
	30,834,822	23,422,660

4. AIR TRAFFIC REVENUES (continued)

(a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of commission income and ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the two years ended 31 December 2003 and 2004, netted against air traffic revenues, amounted to approximately RMB240 million and RMB711 million, respectively.

For the period from 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(b) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for the year ended 31 December 2003.

For the period from 1 May 2003 to 31 December 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from 1 January 2004 to 31 March 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended 31 March 2004. Effective from 1 April 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group for the two years ended 31 December 2003 and 2004 amounted to approximately RMB247 million and RMB353 million, respectively.

5. OTHER OPERATING REVENUES

	Group	
	2004	2003
	RMB'000	RMB'000
Bellyhold income	**1,384,457**	—
Aircraft engineering income	**296,775**	285,493
Ground services income	**287,905**	251,266
General aviation income	**159,990**	152,574
Air catering income	**118,140**	102,133
Government grants:		
(i) Recognition of deferred income *(note 36)*	**70,593**	57,894
(ii) Fixed cash subsidy	**37,500**	50,000
(iii) Others	**44,853**	1,525
Service charges on return of unused flight tickets	**63,821**	51,678
Cargo handling service income	**49,850**	90,021
Sale of materials	**33,008**	20,699
Import and export service income	**29,767**	23,589
Training service income	**23,761**	17,915
Aircraft and related equipment lease income	**11,516**	33,519
Gain on disposal of property, plant and equipment, net	**—**	17,048
Others	**73,999**	63,391
	2,685,935	1,218,745

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Group	
	2004	2003
	RMB'000	RMB'000
Repair and maintenance costs	**3,608,348**	2,804,507
Depreciation *(note 16)*	**3,463,252**	3,377,472
Employee compensation costs *(note 7)*	**2,921,322**	2,379,102
Minimum lease payments under operating leases:		
Aircraft and jet engines	**1,071,256**	910,134
Land and buildings	**187,471**	181,984
(Gain)/loss on disposal of property, plant and equipment, net	**33,872**	(17,048)
Auditors' remuneration	**7,206**	1,614
Provision for/(write-back of) doubtful debts, net	**(988)**	12,144
Provision for/(write-back of) inventories, net	**(11,508)**	24,090

7. EMPLOYEE COMPENSATION COSTS

	Group	
	2004	2003
	RMB'000	RMB'000
Employee compensation costs (including Directors', supervisors' and management's emoluments):		
Wages, salaries and social security costs	**2,732,927**	2,200,916
Retirement benefit costs *(note 11)*	**188,395**	178,186
	2,921,322	2,379,102

The Group had 26,881 and 25,236 employees as at 31 December 2003 and 31 December 2004, respectively.

8. FINANCE COSTS

	Group	
	2004	2003
	RMB'000	RMB'000
Interest expense	**1,827,002**	2,248,996
Less: Interest capitalised	**(2,610)**	(7,830)
	1,824,392	2,241,166
Less: Interest income	**(33,703)**	(18,803)
Exchange losses, net	**54,842**	297,042
Gains on fuel derivatives, net	**(41,038)**	(169,921)
Dividend income on long-term investments	**(4,622)**	(406)
	1,799,873	2,349,078

The interest capitalisation rate represented the cost of capital from raising the related borrowings and it ranged from 5.58% to 5.76% per annum.

9. DILUTION GAINS ON INVESTMENTS

	Group	
	2004	2003
	RMB'000	RMB'000
Dilution gain on investment in Air Cargo Business *(note 9 (a))*	**330,222**	—
Dilution gains on investments in BACL and SWACL *(note 9 (b))*	**79,915**	—
	410,137	—

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group as of 1 January 2003 in accordance with the basis of presentation as set out in note 1 to these financial statements. In 2004, the entire Air Cargo Business was transferred to Air China Cargo, a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of investment in Air Cargo Business of approximately RMB330 million arose.

9. DILUTION GAINS ON INVESTMENTS (continued)

(b) In accordance with the basis of presentation as set out in note 1 to these financial statements, 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group as of 1 January 2003.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of CNAC, for a consideration of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group also transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited ("HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively and, accordingly, gains on dilution of investments in BACL and SWACL aggregating approximately RMB80 million arose.

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

Directors' and supervisors' remuneration for the year disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Fees	**29**	—
Basic salaries, housing benefits, other allowances and benefits in kind	**4,279**	4,390
Discretionary bonuses	**636**	508
Pension scheme contributions	**43**	45
	4,987	4,943

The number of Directors and supervisors whose remuneration fell within the following bands is as follows:

	Group	
	2004 Number of Directors and supervisors	2003 Number of Directors and supervisors
Nil to HK$1,000,000 (RMB1,060,000 equivalent)	**13**	13
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	**1**	1
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)	**1**	1
	15	15

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Fees of approximately RMB29,000 (2003: Nil) are wholly payable to the independent non-executive Directors. There were no other emoluments payable to the independent non-executive Directors during the year (2003: Nil).

An analysis of the five individuals whose remuneration was the highest in the Group was as follows:

	Group	
	2004	2003
	Number of individuals	Number of individuals
Director	**1**	1
Supervisor	**1**	1
Employees	**3**	3

The emoluments paid to the three non-director, non-supervisor and highest paid individuals are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Basic salaries, housing benefits, other allowances and benefits in kind	**5,360**	4,240
Discretionary bonuses	**—**	30
Pension scheme contributions	**164**	180
	5,524	4,450

The remuneration of the three highest paid individuals for the year fell within the following bands:

	Group	
	2004	2003
	Number of individuals	Number of individuals
HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)	**1**	3
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	**2**	—
	3	3

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

There was no arrangement under which a Director or a supervisor or any of the five highest paid individuals waived or agreed to waive any remuneration during the year (2003: Nil).

There was no emolument paid by the Group to any of the Directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2003: Nil).

11. RETIREMENT BENEFITS

All of the Group's full-time employees in the PRC are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the year and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the formation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the formation of the Company for nil consideration. The pension payments relating to the Supplementary Pension Benefits borne by CNAHC was approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) (note 46). The Group's employees who retire after the formation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

Further, the Group implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme and the Supplementary Pension Benefits described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from date of early retirement to normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

11. RETIREMENT BENEFITS (continued)

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Contributions to PRC government-regulated defined contribution retirement scheme	**179,740**	154,728
Early retirement benefits	**8,655**	23,458
Total *(note 7)*	**188,395**	178,186

Forfeited contribution totaling RMB1,579,000 (2003: RMB983,000) was utilised during the year. At 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: RMB54,000).

12. TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at a rate of 33% (2003: 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rate on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) referred to in note 14 (b) to these financial statements will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureaus.

12. TAX (continued)

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Current income tax		
Current income tax charge		
— Mainland China	**398,944**	18,313
— Hong Kong	**4,096**	154
Deferred income tax		
Relating to origination and reversal of temporary differences *(note 22)*	**607,824**	33,847
	1,010,864	52,314
Share of tax attributable to associates	**96,974**	37,467
Income tax charge for the year	**1,107,838**	89,781

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rate in the PRC to income tax expense at the Group's effective income tax rate, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group			
	2004		2003	
	RMB'000	**%**	RMB'000	%
Profit before income tax	**3,656,533**		178,279	
At statutory income tax rate of 33%	**1,206,656**	**33.0**	58,832	33.0
Lower income tax rates of other territories	**(109,440)**	**(3.0)**	2,610	1.5
Income not subject to tax	**(145,333)**	**(4.0)**	(35,388)	(19.8)
Expenses not deductible for tax purposes	**155,955**	**4.3**	70,164	39.4
Effect on opening deferred income tax of increase in other territories' income tax rates	**—**	**—**	9,542	5.4
Share of adjustments in income tax of previous periods attributable to associates	**—**	**—**	(15,979)	(9.0)
Tax charge at Group's effective income tax rate	**1,107,838**	**30.3**	89,781	50.5

12. TAX (continued)

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the un-remitted earnings of certain of the Group's subsidiaries and joint ventures, as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

13. NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The net profit attributable to equity holders of the parent for the period from 1 October 2004 to 31 December 2004 dealt with in the financial statements of the Company was approximately RMB1,230 million (note 38).

14. APPROPRIATIONS

Set out below are the details of distributions made by the Company for the two years ended 31 December 2004:

	Group	
	2004	2003
	RMB'000	RMB'000
Carved-out of net assets *(note 14 (c))*	**39,136**	316,153
Dividends paid *(note 14 (c))*	**29,074**	26,690
Distribution to CNAHC *(note 14 (a))*	**377,550**	—
Distribution to CNAHC *(note 14 (b))*	**2,025,105**	—
Distribution to CNACG *(note 14 (b))*	**118,680**	—
Total	**2,589,545**	342,843

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

On 12 November 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

14. APPROPRIATIONS (continued)

On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively.

As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to these financial statements. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

(b) In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on the audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC (the "PRC GAAP"), generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle the tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 12 to these financial statements.

In addition, in accordance with (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

14. APPROPRIATIONS (continued)

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to these financial statements and dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends are not presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividends payment is based on the lesser of (i) the net profit determined in accordance with the PRC GAAP; and (ii) the net profit determined in accordance with IFRS.

14. APPROPRIATIONS (continued)

Prior to the incorporation of the Company on 30 September 2004, no profit appropriation to the aforesaid reserve funds was required.

15. EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average of approximately 6,618,795,915 shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2003 of approximately RMB159,604,000, and the number of shares in issue during 2003 on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2003.

The calculation of diluted earnings per share is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the H shares of the Company during the year.

Diluted earnings per share for the year ended 31 December 2003 has not been calculated because no diluting events existed during 2003.

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
At 1 January 2003, net of accumulated depreciation	38,631,760	2,447,368	930,637	263,866	82,644	519,894	42,876,169
Additions	2,226,754	23,773	102,500	111,797	27,458	580,766	3,073,048
Disposals	(80,803)	(54,426)	(7,052)	(2,461)	(3,083)	—	(147,825)
Transfer from CIP	—	421,311	195,250	—	610	(617,171)	—
Depreciation charge for the year	(2,987,834)	(122,486)	(169,733)	(80,058)	(17,361)	—	(3,377,472)
At 31 December 2003 and 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Establishment of a joint venture *(note 45 (b))*	(267,119)	(186,169)	(86,932)	(21,673)	—	(3,947)	(565,840)
Additions	4,479,459	42,515	109,019	135,909	77,244	734,028	5,578,174
Disposals	(424,064)	(49,111)	(28,705)	(7,170)	(22,315)	—	(531,365)
Transfer from CIP	164,788	285,156	91,393	5,177	206	(546,720)	—
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,845)	(53,348)	—	(3,463,252)
At 31 December 2004, net of accumulated depreciation	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**
At 31 December 2003 and 1 January 2004							
Cost	61,008,650	3,605,551	2,027,910	1,031,027	192,815	483,489	68,349,442
Accumulated depreciation	(23,218,773)	(890,011)	(976,308)	(737,883)	(102,547)	—	(25,925,522)
Net carrying amount	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
At 31 December 2004							
Cost	63,813,626	3,674,146	2,045,002	1,068,502	223,531	666,850	71,491,657
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,960)	(131,476)	—	(28,050,020)
Net carrying amount	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Transferred to the Company upon its incorporation *(note 1)*	38,595,577	1,858,577	784,743	182,711	76,724	583,635	42,081,967
Additions	372,799	—	25,547	42,916	27,182	308,493	776,937
Disposals	(9,216)	(32)	(31,158)	(1,650)	(148)	—	(42,204)
Transfer from CIP	—	219,934	17,770	176	—	(237,880)	—
Depreciation charge for the period	(804,864)	(23,307)	(29,053)	(20,021)	(31,027)	—	(908,272)
At 31 December 2004, net of accumulated depreciation	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**
At 31 December 2004							
Cost	61,842,914	2,820,374	1,520,769	830,178	131,321	654,248	67,799,804
Accumulated depreciation	(23,688,618)	(765,202)	(752,920)	(626,046)	(58,590)	—	(25,891,376)
Net carrying amount	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**

Certain of the Group's and the Company's bank loans are secured by certain of the Group's and the Company's aircraft and flight equipment, which has an aggregate carrying amount of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 34).

The carrying amount of aircraft held under finance leases as at 31 December 2004 is approximately RMB11,999 million (2003: RMB13,310 million) (note 33). Leased assets are pledged as security for the related finance lease liabilities.

As at 31 December 2004, the Group is in the process of applying to obtain the title certificates of certain of its buildings with an aggregate carrying amount of approximately RMB2,178 million, further details of which are set out in note 1 to these financial statements. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

17. INTERESTS IN SUBSIDIARIES

	Company 2004 RMB'000
Listed shares in Hong Kong, at cost	579,472
Unlisted investments, at cost	134,647
Due from subsidiaries	22,513
Due to subsidiaries	(559,703)
	176,929
Market value of listed shares	3,161,997

The balances with the subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal subsidiaries at 31 December 2004 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company Direct	Percentage of equity interests attributable to the Company Indirect	Principal activities
Subsidiaries						
CNAC (中航興業有限公司)	Hong Kong	Limited liability company	HK$331,268	69	—	Investment holding
Air Macau Company Limited ("Air Macau")* (澳門航空股份有限公司)	Macau	Limited liability company	MOP400,000	—	35.2	Airline operator
Air China Group Import and Export Trading Co. ("AIE") (國航集團進出口貿易公司)	PRC	Limited liability company	RMB90,000	100	—	Import and export trading
浙江航空服務有限公司 (Zhejiang Air Services Co., Ltd.)**	PRC	Limited liability company	RMB20,000	100	—	Provision of airline catering and shuttle bus services
Beijing Aviation Passenger Service Corporation (北京航空旅客服務公司)	PRC	Limited liability company	RMB3,000	100	—	Provision of passenger transportation services
Air China Shantou Industrial Development Company (中國國際航空汕頭實業發展公司)	PRC	Limited liability company	RMB12,000	51	—	Manufacture and retail of aircraft supplies
China National Aviation Air Passenger and Cargo Services Agency Company (中國民航客貨運輸銷售代理公司)	PRC	Limited liability company	RMB6,980	100	—	Provision of travel agency and freight forwarding services

17. INTERESTS IN SUBSIDIARIES (continued)

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company Direct	Indirect	Principal activities
四川西南航空信息服務中心 (Sichuan Southwest Aviation Information Service Centre)**	PRC	Limited liability company	RMB1,000	100	—	Provision of information system consultancy services
Beijing Air China Engineering Technology Development Centre (北京國航工程技術發展中心)	PRC	Limited liability company	RMB1,500	100	—	Provision of engineering consultancy services
Beijing Civil Aviation Blue Sky Air Travel Services Company (北京民航藍天空運服務公司)	PRC	Limited liability company	RMB5,533	100	—	Provision of travel agency services
Sichuan Southwest Air Equipment and Supplies Centre (四川西南航空物資設備供應中心)	PRC	Limited liability company	RMB1,000	100	—	Provision of wholesale and retail services
Air China Development Corporation (Hong Kong) Limited (國航香港發展有限公司)	Hong Kong	Limited liability company	HK$500	95	—	Provision of air ticketing services
上海國航基地開發中心 (Shanghai Air China Base Development Centre)**	PRC	Limited liability company	RMB2,000	100	—	Provision of ground services, air passenger, cargo and consultancy services

* Air Macau is a 51% subsidiary of CNAC.

** The English names are direct translations of the company's Chinese names.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year ended 31 December 2004 or formed a substantial portion of the net assets of the Group at 31 December 2004. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

18. INTERESTS IN JOINT VENTURES

	Company 2004 RMB'000
Unlisted investments, at cost	1,392,388

18. INTERESTS IN JOINT VENTURES (continued)

Particulars of the joint ventures at 31 December 2004 of the Group are set out below:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Group Direct	Indirect	Principal activities
Joint ventures						
AMECO (北京飛機維修工程有限公司)	PRC	Limited liability company	US$102,533	60	—	Provision of aircraft overhaul and maintenance services
Air China Cargo (中國國際貨運航空有限公司) *(note)*	PRC	Limited liability company	RMB2,200,000	51	—	Provision of cargo carriage services
BACL (北京航空食品有限公司)	PRC	Limited liability company	US$8,000	—	41.4	Provision of airline catering services
SWACL (西南航空食品有限公司)	PRC	Limited liability company	RMB20,000	—	41.4	Provision of airline catering services

Note: During the year, the Company has reclassified its interest in Air China Cargo from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner.

As at the balance sheet date and for the two years ended 31 December 2004, the Group's proportionate share of the assets, liabilities, and the Group's proportionate share of the revenues and expenses of the joint ventures are as follows:

	Group 2004 RMB'000	2003 RMB'000
Current assets	**1,606,903**	610,502
Non-current assets	**1,706,734**	633,369
Total assets	**3,313,637**	1,243,871
Current liabilities	**(1,578,665)**	(728,033)
Non-current liabilities	**(8,734)**	—
Net assets attributable to the Group	**1,726,238**	515,838
Revenues	**3,944,633**	959,938
Operating expenses	**(3,748,389)**	(848,222)
Finance costs	**(16,137)**	(21,919)
Share of profits less losses from associates	**1,006**	1,111
Profit before tax	**181,113**	90,908
Tax	**(51,976)**	(16,427)
Net profit attributable to the Group	**129,137**	74,481

18. INTERESTS IN JOINT VENTURES (continued)

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain investees, including Air China Cargo and AMECO. Further details are set out in note 1 to these financial statements.

19. INTERESTS IN ASSOCIATES

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Unlisted shares, at cost	**—**	—	**845,641**
Share of net assets	**2,587,304**	1,789,948	**—**
Goodwill	**1,404,966**	1,205,390	**—**
Due from associates	**106,520**	110,981	**17,305**
Due to associates	**(97,269)**	(38,473)	**(82,109)**
	4,001,521	3,067,846	**780,837**

The balances with the associates are unsecured, interest-free and have no fixed terms of repayment.

Movements of goodwill are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Goodwill at beginning of the year *(note 19 (a))*	**1,205,390**	1,205,390
Additions *(note 19 (b))*	**199,576**	—
Goodwill at end of the year	**1,404,966**	1,205,390
Accumulated impairment	**—**	—

19. INTERESTS IN ASSOCIATES (continued)

Notes:

(a) The goodwill brought forward from 2003 related to the acquisition of shareholding interests of 35.86% and 7.43% in Hong Kong Dragon Airlines Limited ("Dragonair") by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on the straight-line basis over a period of 20 years until 1 January 2001 (the date of adoption of IFRS 3 by the Group).

(b) The goodwill arose in the current year related to the acquisitions of effective shareholding interests of 48.0% in Shandong Aviation Group Corporation ("Shandong Aviation"), 22.8% in Shandong Airlines Co., Ltd. ("Shandong Airlines") and 13.9% in LSG Lufthansa Service Hong Kong Limited ("LSGHK") by the Group, resulting in an aggregate goodwill amount of approximately RMB200 million.

Impairment testing of goodwill attributable to Dragonair

Goodwill acquired through the business combination in relation to the acquisition of shareholding interest in Dragonair has been allocated to the cash-generating unit, Dragonair, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0%. No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill attributable to Dragonair:

Passenger revenues — the bases used to determine the value assigned to the budgeted passenger revenues are available seat kilometers, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses — the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

19. INTERESTS IN ASSOCIATES (continued)

Summarised financial information of the Group's associates is as follows:

	Group 2004 RMB'000	2003 RMB'000
Aggregate of associates' financial positions:		
Total assets	**27,767,944**	21,918,291
Total liabilities	**(20,747,807)**	(17,215,202)
Aggregate of associates' results:		
Revenues	**16,770,072**	9,639,481
Net profit	**1,330,066**	639,579
Share of profits less losses after tax from associates:		
Dragonair	**279,801**	43,336
Others	**184,243**	162,290
	464,044	205,626

Particulars of the associates at 31 December 2004 are as follows:

Name	Business structure	Place of incorporation/ establishment and operations	Percentage of equity interests attributable to the Group	Principal activities
Shenzhen Airlines (深圳航空有限責任公司)	Corporate	PRC	25	Airline operator
Dragonair* (港龍航空有限公司)	Corporate	Hong Kong	29.9	Airline operator
Shandong Aviation (山東航空集團有限公司)	Corporate	PRC	48	Investment holding
Shandong Airlines (山東航空股份有限公司)	Corporate	PRC	22.8	Airline operator

19. INTERESTS IN ASSOCIATES (continued)

Name	Business structure	Place of incorporation/ establishment and operations	Percentage of equity interests attributable to the Group	Principal activities
Sichuan SNECMA Aeroengine Maintenance Co., Ltd. (四川斯奈克瑪航空發動機維修有限公司)	Corporate	PRC	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd. (成都富凱飛機工程服務有限公司)	Corporate	PRC	35.6	Provision of maintenance and repair services for aircraft engines
Yunan Airport Aircraft Maintenance Services Co., Ltd. (雲南空港飛機維修服務公司)	Corporate	PRC	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited# (澳門飛機維修工程有限公司)	Corporate	Macau	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited# (怡中航空服務有限公司)	Corporate	Hong Kong	34.5	Provision of airport ground handling services
Menzies Macau Airport Services Limited# (明捷澳門機場服務有限公司)	Corporate	Macau	23.2	Provision of airport ground handling services
Guangzhou Baiyun International Airport Ground Handling Service Company Limited (廣州白雲國際機場地勤服務有限公司)	Corporate	PRC	21	Provision of airport ground handling services
三亞世貿發展有限公司 (Sanya World Trade Development Company Limited)*	Corporate	PRC	40	Provision of airport ground handling services
CAAC Data Communications Co., Ltd. (民航數據通信有限責任公司)	Corporate	PRC	23.2	Provision of aviation data communication services
CAAC Cares Chongqing Co., Ltd. (重慶民航凱亞信息技術有限公司)	Corporate	PRC	24.5	Provision of airline-related information system services
成都民航西南凱亞有限責任公司 (Chengdu CAAC Southwest Cares Co., Ltd.)*	Corporate	PRC	35	Provision of airline-related information system services
Tradeport Hong Kong Limited# (香港商貿港有限公司)	Corporate	Hong Kong	17.3	Provision of services for developing and operating logistics centre
LSGHK# (德國漢莎航空膳食服務(香港)有限公司)	Corporate	Hong Kong	13.9	Provision of airline catering services
China National Aviation Finance Co., Ltd. ("CNAF") (中國航空集團財務有限責任公司)**	Corporate	PRC	40.7	Provision of financial services

\# Shareholding interests are held indirectly through subsidiaries of the Company.

* The English names are direct translations of the company's Chinese names.

** 30% of the Group's equity interests in CNAF is held directly by the Company, while the remaining 10.7% is held indirectly through subsidiaries of the Company.

19. INTERESTS IN ASSOCIATES (continued)

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain associates, including Shenzhen Airlines. Further details are set out in note 1 to these financial statements.

20. LONG TERM RECEIVABLE FROM CNAHC

On 30 September 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million, which was recorded by the Group as government grant receivable as at 31 December 2003 of RMB842 million, consisting of long term portion and short term portion of RMB764 million and RMB78 million, respectively. This receivable from CNAHC is unsecured, interest-free and repayable over eight years commencing from 31 December 2004 by 16 semi-annual instalments to be made by 30 June and 31 December each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million was settled by 31 December 2004 and the final instalment amount of approximately RMB32 million should be settled by 30 June 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by 30 June and 31 December each year between 30 June 2005 and 31 December 2011.

21. OTHER INVESTMENTS

Other investments consist of unlisted equity investments.

22. DEFERRED TAX ASSETS

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Balance at beginning of year	**590,153**	624,000	**—**
Transferred to the Company upon its incorporation *(note 1)*	**—**	—	**660,349**
Charge for the year *(note 12)*	**(607,824)**	(33,847)	**(2,349)**
Credited to equity	**793,755**	—	**—**
Balance at end of year	**776,084**	590,153	**658,000**

22. DEFERRED TAX ASSETS (continued)

The principal components of the Group's and the Company's deferred income tax are as follows:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Deferred income tax liabilities:			
Accelerated depreciation for tax purposes	**(441,441)**	(826,000)	**(426,000)**
Differences in air traffic revenues recognition	**—**	(27,000)	**—**
Other deferred income tax liabilities	**(47,000)**	(52,000)	**(47,000)**
Gross deferred income tax liabilities	**(488,441)**	(905,000)	**(473,000)**
Deferred income tax assets:			
Additional tax deduction on revaluation surplus arising from the Restructuring	**714,000**	—	**606,000**
Provisions and accruals	**384,000**	675,000	**381,000**
Losses available for offset against future taxable income	**20,525**	685,153	**—**
Other deferred income tax assets	**146,000**	135,000	**144,000**
Gross deferred income tax assets	**1,264,525**	1,495,153	**1,131,000**
Net deferred income tax assets	**776,084**	590,153	**658,000**

There was no material un-provided deferred income tax during the year (2003: Nil).

23. TRADE RECEIVABLES

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group and the Company is analysed as follows:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Within 30 days	**1,838,756**	1,257,040	**2,067,875**
31 to 60 days	**280,382**	465,109	**102,938**
61 to 90 days	**152,548**	106,603	**14,949**
Over 90 days	**93,130**	126,840	**11,531**
At end of year	**2,364,816**	1,955,592	**2,197,293**

Included in the Group's and the Company's trade receivables was the following amount due from a joint venture:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Joint venture	**412,539**	—	**841,916**

24. INVENTORIES

Inventories primarily consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Flight equipment spare parts	**680,039**	577,478	**454,220**
Work in progress	**38,061**	104,338	**1,621**
Catering supplies	**25,188**	30,635	**13,089**
	743,288	712,451	**468,930**

25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Set out below is the breakdown of prepayments, deposits and other receivables:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Advance payments for aircraft and related equipment	**2,193,458**	1,213,380	**1,958,515**
Advances and others	**324,655**	191,448	**322,047**
Manufacturers' credits on aircraft acquisition receivable	**74,518**	84,935	**74,518**
Government grant receivable	**—**	77,338	**—**
Prepaid aircraft operating lease rentals	**95,681**	65,790	**79,260**
Receivables from the sale of staff quarters	**24,681**	57,962	**24,681**
Miscellaneous deposits	**395,595**	286,510	**388,531**
	3,108,588	1,977,363	**2,847,552**

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Cash and bank balances	**8,635,653**	2,147,434	**7,888,436**
Cash placed with CNAF	**261,904**	1,457,103	**219,655**
	8,897,557	3,604,537	**8,108,091**
Time deposits placed with banks	**648,667**	261,226	**94,287**
Time deposits placed with CNAF	**305,081**	—	**300,000**
	953,748	261,226	**394,287**
Less: Pledged deposits against			
Bank loans *(note 34)*	**64,242**	1,177,064	**64,242**
Finance leases *(note 33)*	**16,277**	41,500	**16,277**
Others*	**36,712**	26,978	**—**
Pledged deposits	**117,231**	1,245,542	**80,519**
Cash and cash equivalents *(note 45 (a))*	**9,734,074**	2,620,221	**8,421,859**

* Includes deposits pledged against the Group's aircraft operating leases and financial derivatives.

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS (continued)

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group and the Company.

27. DUE TO SHAREHOLDERS

Set out below is the breakdown of the amounts due to shareholders:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Due to CNAHC	**2,137,437**	2,968	**2,121,533**
Due to CNACG	**118,680**	—	**118,680**
	2,256,117	2,968	**2,240,213**

The amounts due to shareholders are unsecured, interest-free and have no fixed terms of repayment. The amounts mainly represented distributions payable by the Company as detailed in note 14 to these financial statements.

28. BALANCES WITH OTHER CNAHC GROUP COMPANIES

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

29. TRADE PAYABLES

An aged analysis of the trade payables is as follows:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Within 30 days	**3,108,028**	1,157,293	**2,740,974**
31 to 60 days	**805,858**	669,970	**673,690**
61 to 90 days	**304,943**	497,402	**243,448**
Over 90 days	**224,779**	1,890,316	**161,241**
At end of year	**4,443,608**	4,214,981	**3,819,353**

29. TRADE PAYABLES (continued)

Included in the Group's and the Company's trade payables was the following amount due to a joint venture:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Joint venture	**179,934**	123,581	**449,835**

30. BILLS PAYABLE

An aged analysis of the bills payable is as follows:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Within 30 days	**—**	256,220	**—**
31 to 60 days	**—**	189,931	**—**
61 to 90 days	**—**	248,687	**—**
Over 90 days	**362,033**	622,382	**362,033**
At end of year	**362,033**	1,317,220	**362,033**

Included in the Group's and the Company's bills payable was the following amount due to CNAF:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
CNAF	**—**	692,372	**—**

31. OTHER PAYABLES AND ACCRUALS

Set out below is a breakdown of other payables and accruals:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Provision for staff housing benefits	**469,617**	772,874	**448,694**
Accrued salaries, wages and benefits	**692,510**	647,561	**562,493**
Interest expense payable	**269,928**	315,617	**255,977**
Accruals for share issuing expenses	**208,644**	—	**208,644**
Custom duties and levies payable	**742,201**	207,098	**665,986**
Current portion of long-term payables *(note 35)*	**101,802**	174,363	**101,802**
Current portion of deferred income *(note 36)*	**76,943**	57,894	**76,943**
Advances from customers	**294,798**	348,716	**224,321**
Accrued operating expenses	**716,548**	533,399	**611,257**
Others	**347,296**	183,023	**231,753**
	3,920,287	3,240,545	**3,387,870**

32. PROVISION FOR MAJOR OVERHAULS

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
At beginning of year	**404,939**	253,453	**—**
Transferred to the Company upon its incorporation *(note 1)*	**—**	—	**363,842**
Provision for the year	**221,543**	244,387	**61,341**
Utilised during the year	**(127,654)**	(92,901)	**(23,811)**
At the end of year	**498,828**	404,939	**401,372**
Less: Portion classified as current liabilities	**(28,130)**	(115,346)	**(28,130)**
Long-term portion	**470,698**	289,593	**373,242**

33. OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have obligations under finance lease agreements expiring during the years from 2004 to 2011 in respect of aircraft and related equipment. As at the balance sheet date, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Group and Company		Group	
	Minimum lease payments 2004 RMB'000	**Present value of minimum lease payments 2004 RMB'000**	Minimum lease payments 2003 RMB'000	Present value of minimum lease payments 2003 RMB'000
Amounts repayable:				
Within one year	**2,313,871**	**1,705,146**	2,285,703	1,607,056
In the second year	**2,408,481**	**1,943,630**	2,271,725	1,697,597
In the third to fifth years, inclusive	**7,784,209**	**6,722,448**	6,721,752	5,583,404
Over five years	**2,049,406**	**1,910,163**	5,406,410	4,810,836
Total minimum finance lease payments	**14,555,967**	**12,281,387**	16,685,590	13,698,893
Less: Amounts representing finance charges	**(2,274,580)**		(2,986,697)	
Present value of minimum lease payments	**12,281,387**		13,698,893	
Less: Portion classified as current liabilities	**(1,705,146)**		(1,607,056)	
Long-term portion	**10,576,241**		12,091,837	

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and the banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and, accordingly, the relevant assets as mentioned aforesaid and obligations are recorded in the balance sheets to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and the banks.

33. OBLIGATIONS UNDER FINANCE LEASES (continued)

At 31 December 2004, there were 23 aircraft under finance lease agreements. Under the terms of the leases, the Company has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For the current year, the effective borrowing rate ranged from 1.64% to 9.13% (2003: 1.64% to 9.13%).

The Group's and the Company's finance leases were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft, which had an aggregate carrying value of approximately RMB11,999 million as at 31 December 2004 (2003: RMB13,310 million) (note 16);

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to approximately RMB16 million as at 31 December 2004 (2003: RMB42 million) (note 26); and

(c) guarantees by certain commercial banks in an aggregate amount of approximately RMB14,785 million (2003: RMB18,949 million).

As at 31 December 2004, certain PRC state-owned banks have provided counter-guarantees in an aggregate amount of RMB3,074 million (2003: RMB4,753 million) in respect of the commercial bank guarantee arrangements set out in note 33 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB921 million (2003: RMB5,355 million) and RMB3,976 million (2003: RMB4,506 million) (note 46), respectively.

34. BANK AND OTHER LOANS

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Bank loans:			
Secured	**13,685,002**	14,519,345	**13,643,002**
Unsecured	**7,519,047**	7,228,169	**7,144,917**
	21,204,049	21,747,514	**20,787,919**
Other loans:			
Secured	**66,667**	81,487	**66,667**
Unsecured	**431,957**	227,494	**297,731**
	21,702,673	22,056,495	**21,152,317**
Bank loans repayable:			
Within one year	**8,359,280**	8,994,367	**7,943,149**
In the second year	**3,049,084**	1,903,342	**3,049,084**
In the third to fifth years, inclusive	**6,178,222**	6,227,447	**6,178,222**
Over five years	**3,617,464**	4,622,358	**3,617,464**
Other loans repayable:			
Within one year	**446,771**	242,307	**312,546**
In the second year	**14,815**	14,813	**14,815**
In the third to fifth years, inclusive	**37,037**	51,861	**37,037**
Total bank and other loans	**21,702,673**	22,056,495	**21,152,317**
Less: Portion classified as current liabilities	**(8,806,051)**	(9,236,674)	**(8,255,695)**
Long-term portion	**12,896,622**	12,819,821	**12,896,622**

34. BANK AND OTHER LOANS (continued)

Further details of bank and other loans at the balance sheet date are as follows:

		Group		Company
Nature	Interest rate and final maturity	2004 RMB'000	2003 RMB'000	2004 RMB'000
RMB denominated loans:				
Loans for construction projects	Floating interest rates ranging from 5.58% to 5.76% per annum at 31 December 2003 with maturities through 2010	—	80,000	—
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 4.94% to 5.76% and 4.94% to 6.21% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2013, respectively	**5,382,986**	6,282,444	**5,382,986**
Loans for working capital	Floating interest rates ranging from 4.54% to 4.94% and 4.54% to 5.73% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	**2,528,869**	2,931,230	**2,171,800**
Loans for purchases of properties	Floating interest rate at 4.94% per annum at 31 December 2003 with maturities through 2004	—	72,000	—
United States dollars denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.40% to 10.17% and 4.94% to 10.17% per annum at 31 December 2004 and 2003 with maturities through 2012	**7,155,311**	8,397,835	**7,155,311**

34. BANK AND OTHER LOANS (continued)

Nature	Interest rate and final maturity	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
Loans for purchases of aircraft and related equipment	Floating interest rates at six months LIBOR + 0.4% to 0.7% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2009, respectively	**1,270,236**	81,487	**1,270,236**
Loans for working capital	Floating interest rates at six months LIBOR + 0.6% to 0.8% and three to ten months LIBOR + 0.3% to 0.9% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	**5,365,271**	4,072,432	**5,171,984**
Japanese yen denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 4.84% to 5.30% per annum at 31 December 2003 with maturities through 2004	**—**	139,067	**—**
		21,702,673	22,056,495	**21,152,317**
Less: Loans due within one year classified as current liabilities		**(8,806,051)**	(9,236,674)	**(8,255,695)**
Loans due after one year classified as long-term portion		**12,896,622**	12,819,821	**12,896,622**

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

The Group's and the Company's bank loans of approximately RMB13,710 million as at 31 December 2004 (2003: RMB14,252 million) were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft and related equipment, which had an aggregate carrying value of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 16);

34. BANK AND OTHER LOANS (continued)

(b) the pledges of certain of the Group's and the Company's bank deposits amounting to RMB64 million as at 31 December 2004 (2003: RMB1,177 million) (note 26);

(c) guarantees by certain commercial banks amounting to RMB8,294 million (2003: RMB10,934 million); and

(d) guarantees by Air China International Corporation and CNAC (PRC) of Nil (2003: RMB396 million) and Nil (2003: RMB380 million), respectively.

As at 31 December 2004, certain PRC state-owned banks provided counter-guarantees in an aggregate amount of RMB5,943 million (2003: RMB7,244 million) to one of these commercial banks as mentioned in note 34 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB1,455 million (2003: RMB3,198 million) and RMB761 million (2003: RMB907 million) (note 46), respectively.

35. LONG-TERM PAYABLES

Long-term payables mainly represent custom duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment under finance leases. The custom duties and value-added tax are payable upon repayment of the corresponding finance lease instalments. Set out below are details of the custom duties and value-added tax payable further analysed into non-current and current portions:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Custom duties and value-added tax payable	**539,121**	975,712	**539,121**
Others	**8,992**	—	**258**
	548,113	975,712	**539,379**
Less: Portion classified as current liabilities *(note 31)*	**(101,802)**	(174,363)	**(101,802)**
Long-term portion	**446,311**	801,349	**437,577**

36. DEFERRED INCOME

In 2000, the Group acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during 2004. In accordance with IAS 20 *"Accounting for Government Grants and Disclosure of Government Assistance"*, the Group recorded these aircraft purchased in 2000 and received in 2004 as property, plant and equipment with the corresponding amounts of government grant recorded as deferred income at the respective dates of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received in 2004 are recorded in deferred income of the Group in 2000 and 2004, respectively. The deferred income is recognised as income over the expected useful life of the relevant aircraft on the straight-line basis.

The movements of deferred income as stated under current and non-current liabilities are as follows:

	Group		**Company**
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Deferred income:			
At beginning of year	**1,157,880**	1,157,880	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	**1,462,667**
Addition during the year	**304,787**	—	—
At end of year	**1,462,667**	1,157,880	**1,462,667**
Accumulated income recognised as other operating revenues:			
At beginning of year	**212,278**	154,384	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	**263,636**
Credit during the year *(note 5)*	**70,593**	57,894	**19,235**
At end of year	**282,871**	212,278	**282,871**
Net amount	**1,179,796**	945,602	**1,179,796**
Less: Portion classified as current liabilities *(note 31)*	**(76,943)**	(57,894)	**(76,943)**
Long-term portion	**1,102,853**	887,708	**1,102,853**

37. SHARE CAPITAL

	Number of shares 2004	Nominal value 2004 RMB'000
Company and Group		
Registered, issued and fully paid		
— State legal person shares of RMB1.00 each	4,855,945,675	4,855,946
— Non-H Foreign Shares of RMB1.00 each	1,388,992,507	1,388,992
— H shares of RMB1.00 each	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation of the Company) to 31 December 2004 was as follows:

	Number of shares 2004	Nominal value 2004 RMB'000
Restructuring *(note 37 (a))*	6,500,000,000	6,500,000
State legal person shares converted into H shares *(note 37 (b))*	(198,331,240)	(198,331)
Non-H Foreign Shares converted into H shares *(note 37 (b))*	(56,730,578)	(56,731)
Share placement and public offer *(note 37 (c))*	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

The Company was incorporated on 30 September 2004 with an initial registered share capital of RMB6,500,000,000, divided into 6,500,000,000 shares with par value of RMB1.00 each. 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each were issued to CNAHC and CNACG, respectively, all of which were credited as fully paid, in consideration for the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company pursuant to the Restructuring referred to in note 1 to these financial statements.

Notes:

(a) As part of the Restructuring in preparation for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange, CNAHC and through its wholly-owned subsidiaries, transferred the Relevant Businesses and interests in the Relevant Companies to the Company (note 1). In consideration of the above, the Company issued 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively.

37. SHARE CAPITAL (continued)

Notes: (continued)

(b) The Company's H shares were listed on the Hong Kong Stock Exchange and the London Stock Exchange on 15 December 2004 and 2,805,680,000 H shares, consisting of 2,550,618,182 new shares, 198,331,240 shares converted from State legal person shares and 56,730,578 shares converted from non-H Foreign Shares, with a par value of RMB1.00 each were ssued to the public by way of placement and offer at HK$2.98 (equivalent to approximately RMB3.17072) each. The proceeds from the sale of the 198,331,240 State legal person shares and 56,730,578 non-H Foreign Shares aggregating approximately RMB759 million, after deducting the portion of share issuing expenses of approximately RMB50 million which were borne by the Social Security Fund in connection with these sales of State legal person shares and non-H Foreign Shares, were remitted to the Social Security Fund.

(c) As referred to in note 37 (b) above, the Company issued 2,805,680,000 H shares to the public by way of placement and offer. After deducting aggregate net proceeds of approximately RMB759 million from the sale of 198,331,240 H shares converted from State legal person shares and 56,730,578 H shares converted from non-H Foreign Shares which were remitted to the Social Security Fund as referred to in note 37 (b) above and share issuing expenses of approximately RMB536 million (before deducting share issuing expenses of approximately RMB50 million borne by the Social Security Fund as referred to in note 37 (b) above), the Company raised net proceeds of approximately RMB7,601 million, of which paid-up share capital amounted to approximately RMB2,551 million and capital reserve amounted to approximately RMB5,050 million.

The H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

38. RESERVES

Group

The amounts of the Group's reserves and the movements therein for each of the two years ended 31 December 2004 are presented in the consolidated statement of changes in equity on page 47 of these financial statements.

Company

	Capital reserve RMB'000	**Statutory reserve funds** RMB'000	**Retained profits** RMB'000	**Total** RMB'000
Upon incorporation of the Company *(note 38 (a))*	(627,464)	—	34,813	(592,651)
Profit for the period from 1 October 2004 to 31 December 2004	—	—	1,229,603	1,229,603
Distributions *(note 38 (b))*	—	—	(377,550)	(377,550)
Transfer to statutory reserve funds *(note 14)*	—	51,908	(51,908)	—
Issue of new shares upon listing *(note 37 (c))*	5,536,678	—	—	5,536,678
Share issuing expenses *(note 37 (c))*	(486,457)	—	—	(486,457)
At 31 December 2004	**4,422,757**	**51,908**	**834,958**	**5,309,623**

38. RESERVES (continued)

Company (continued)

Notes:

(a) As described in note 1 to these financial statements, the financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as if the Group had been in existence throughout the period and as if the Relevant Businesses and the interests in the Relevant Companies were transferred to the Company at 1 January 2003. Upon incorporation of the Company on 30 September 2004, the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company were converted into the Company's registered capital as described in note 37 (a) to these financial statements with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve and retained profits. Accordingly, the aggregate of the capital reserve and retained profits amounts, being the difference between the amount of share capital issued and the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company as at 30 September 2004, were presented in the reserves of both the Group and the Company.

Retained profits of the Company and the Group upon incorporation of the Company represent the amounts set aside for distributions, details of which are set out in note 14 to these financial statements. Therefore, these amounts were not capitalised by the Company and the Group upon the Company's incorporation.

(b) Details of the distributions are set out in note 14 to these financial statements.

39. LONG-TERM COMPENSATION PLAN

The Company has adopted a long-term compensation plan (the "Plan") which was approved by the shareholders on 18 October 2004 for the purpose of motivating its employees. The Plan provides for the grant of share appreciation rights ("SARs") to eligible participants, including the Company's Directors (excluding independent non-executive Directors), supervisors (excluding independent supervisors), president, vice presidents, heads of key departments in the Company's headquarters, general managers and general deputy managers of principal branches and subsidiaries as well as selected senior professionals and key specialists. In any event, SARs will be granted to no more than 200 individuals. The Plan will remain in force unless otherwise cancelled or amended.

Under the Plan, the holders of SARs are entitled the rights to receive an amount in respect of the appreciation in market value of the Company's H shares from the date of grant of SARs and the date of exercise. No shares will be issued under the Plan and therefore the Company's equity interests will not be diluted as a result of the issuance of SARs. The maximum number of unexercised SARs permitted to be granted under the Plan is, upon their exercise, limited to 2% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to eligible participants under the Plan within any 12-month period is, upon their exercise, limited to 0.4% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to any eligible participant is limited to 10% of the total number of unexercised SARs in issue at any time during each year. Any further grant of SARs in excess of the above limits is subject to shareholders' approval in general meetings.

The exercise period of all SARs commences after a vesting period and ends on a date which is not later than five years from the date of grant of the SARs. As of each of the last day of the second, third and fourth anniversary of the date of grant, the total number of SARs exercisable will not exceed 30%, 70% and 100%, respectively, of the total SARs granted to the respective eligible participants.

39. LONG-TERM COMPENSATION PLAN (continued)

The exercise price of SARs will be equal to the average closing price of the Company's H shares on the Hong Kong Stock Exchange for the five consecutive trading days immediately preceding the date of the grant.

As of 31 December 2004, no SARs had been issued under the Plan.

40. DISTRIBUTABLE RESERVES

As at 31 December 2004, in accordance with the PRC Company Law, an amount of approximately RMB7,703.5 million standing to the credit of the Company's capital reserve account, and an amount of approximately RMB51.9 million standing to the credit of the Company's statutory reserve funds, as determined in accordance with the PRC GAAP, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB207.6 million, as determined in accordance with the PRC GAAP and being the lesser amount of the retained profits determined in accordance with the PRC GAAP and IFRS, available for distribution as dividend.

41. CONTINGENT LIABILITIES

Pursuant to the Restructuring, the following legal matters and litigation set out in items (a) to (c) below were transferred to or assumed by the Company upon its incorporation. As of 31 December 2004, the Group had the following contingent liabilities:

(a) Pursuant to the agreement for the Restructuring entered into by the Company with CNAHC and CNACG, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 31 December 2004, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The Directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

41. CONTINGENT LIABILITIES (continued)

(c) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) (the "Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, was claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on 3 May 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an appeal. The date of hearing for the appeal has been fixed on 28 July 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the Directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the Directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(d) The Group and the Company have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Joint ventures	**—**	18,750	**—**
Associates	**214,002**	380,521	**26,021**
Related party	**—**	7,500	**—**
Third parties	**—**	149,170	**—**
	214,002	555,941	**26,021**

41. CONTINGENT LIABILITIES (continued)

(e) In addition to the counter-guarantees provided by CNAF in respect of the Group's finance lease obligations and bank loans of RMB4,737 million (2003: RMB5,413 million) as disclosed in note 46 to these financial statements, the Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group	
	2004	2003
	RMB'000	RMB'000
Related parties	**37,608**	40,537
Third parties	**160,778**	20,722
	198,386	61,259

42. COMMITMENTS

(a) Capital commitments

The Group had the following amounts of contractual commitments for the acquisition and construction of plant, property and equipment:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Contracted, but not provided for:			
Aircraft and flight equipment	**12,738,066**	8,315,908	**11,260,840**
Buildings	**544,855**	348,400	**211,607**
Others	**8,426**	40,082	**8,426**
	13,291,347	8,704,390	**11,480,873**
Authorised, but not contracted for:			
Buildings	**2,528,544**	2,762,531	**2,528,544**
Others	**—**	200,062	**—**
	2,528,544	2,962,593	**2,528,544**
Total capital commitments	**15,819,891**	11,666,983	**14,009,417**

42. COMMITMENTS (continued)

(b) Investment commitment

As at 31 December 2004, the Company committed to make a capital contribution of approximately RMB422 million (US$51 million) (2003: Nil) to its joint venture.

(c) Operating lease commitments

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group and the Company had the following future minimum lease payments under non-cancellable operating leases:

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Within one year	1,140,228	908,204	748,202
In the second to fifth years, inclusive	3,215,879	2,626,283	2,111,282
Over five years	1,000,319	1,317,788	566,585
	5,356,426	4,852,275	3,426,069

43. FINANCIAL INSTRUMENTS

Financial assets of the Group and the Company mainly include cash and cash equivalents, pledged assets, trade receivables, other investments, deposits and other receivables. Financial liabilities of the Group and the Company mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's and the Company's financial instruments approximated their fair value as at the balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

44. CONCENTRATION OF RISK

(a) Financial risk management objectives and policies

The Group operates globally and generates revenues in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(c) Liquidity risk

The Group's net current liabilities amounted to approximately RMB6,860 million as at 31 December 2004 (2003: RMB12,384 million). The Group recorded a net cash inflow from operating activities of approximately RMB6,151 million for the year ended 31 December 2004 (2003: RMB5,425 million). For the same period, the Group had a net cash outflow from investing activities of approximately RMB4,974 million (2003: RMB4,360 million). The Group also recorded a net cash inflow from financing activities of approximately RMB5,620 million for the year ended 31 December 2004 and a net cash outflow from financing activities of approximately RMB2,207 million for the year ended 31 December 2003. The Group has recorded an increase in cash and cash equivalents of approximately RMB6,824 million for the year ended 31 December 2004 but a decrease in cash and cash equivalents of approximately RMB1,057 million for the year ended 31 December 2003.

With regards to 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing to meet its committed future capital expenditures. With regards to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB71,700 million as at 31 December 2004, of which an amount of approximately RMB40,183 million was utilised.

44. CONCENTRATION OF RISK (continued)

(c) Liquidity risk (continued)

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the year ending 31 December 2005. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during 2005. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of 2005. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(d) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value from time to time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments of the Group and the Company at the balance sheet date are as follows:

	Group and Company		Group	
	2004	**2004**	2003	2003
	Assets	**Liabilities**	Assets	Liabilities
	RMB'000	**RMB'000**	RMB'000	RMB'000
Swaps and collars expiring:				
Within 6 months	—	—	8,000	(2,400)
Over 6 months to 21 months	—	—	26,000	(3,600)
	—	—	34,000	(6,000)

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

44. CONCENTRATION OF RISK (continued)

(e) Foreign currency risk

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation over 2004 which is the major reason for the significant exchange difference recognised by the Group for 2004.

(f) Interest rate risk

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities above one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(g) Credit risk

The Group's cash and cash equivalents are deposited with PRC banks, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB531 million as at 31 December 2004 (2003: RMB342 million).

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counter-parties.

45. CONSOLIDATED CASH FLOW STATEMENT

(a) Analysis of balances of cash and cash equivalents is as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Cash and cash equivalents for balance sheet *(note 26)*	**9,734,074**	2,620,221
Less: Non-pledged time deposits with original maturity of more than three months when acquired	**(320,850)**	(30,826)
Cash and cash equivalents for consolidated cash flow statement	**9,413,224**	2,589,395

(b) Establishment of a joint venture

The establishment of a joint venture has been shown in the consolidated cash flow statement as a single item. The cash flow effect can be analysed as follows:

	2004
	RMB'000
Cash and bank balances	**561,509**
Trade receivables	**16,844**
Other receivables	**2,778**
Property, plant and equipment *(note 16)*	**565,840**
Inventories	**352**
Trade payables	**(40,018)**
Other payables and accruals	**(357,517)**
Air traffic liabilities	**(2,010)**
Net assets attributable to the joint venture partners	**747,778**
Dilution gain on investment *(note 9)*	**330,222**
Cash contribution from the joint venture partners	**1,078,000**
Less: Cash attributable to the joint venture partners	**(561,509)**
Cash flow on establishment of a joint venture, net of cash attributable to the joint venture partners	**516,491**

45. CONSOLIDATED CASH FLOW STATEMENT (continued)

(c) Major non-cash transactions

(i) During the year, the Group received an aircraft injected by the PRC government amounting to RMB304,787,000 (note 36). This amount has been recorded in property, plant and equipment.

(ii) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

46. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or significant influence. The transactions were made at prices and terms mutually agreed between the parties.

In addition to the Restructuring, further details of which are set out in note 1 to these financial statements, and transactions and balances detailed elsewhere in these financial statements, the Group had the following significant recurring transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group), joint ventures and associates (collectively known as "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

	Group	
	2004	2003
	RMB'000	RMB'000
A. Included in air traffic revenues		
Sale of air tickets		
CNAHC Group	**17,227**	23,477
Associates	**2,154**	1,363
	19,381	24,840
Sale of cargo space		
CNAHC Group	**213,836**	282,895

46. RELATED PARTY TRANSACTIONS (continued)

	Group 2004 RMB'000	2003 RMB'000
B. Included in other operating revenues		
Aircraft and related equipment lease income		
CNAHC Group	**1,912**	9,983
Aircraft engineering income		
Associates	**9,876**	14,511
Ground services income		
Joint ventures	**942**	—
Associates	**19,849**	15,281
	20,791	15,281
Bellyhold income		
Joint ventures	**1,384,457**	—
Others		
CNAHC Group	**5,734**	1,100
Joint ventures	**14,424**	100
Associates	**11,484**	622
	31,642	1,822
C. Included in finance costs		
Interest income		
Associates	**3,409**	8,736
Interest expense		
Associates	**21,843**	21,268

46. RELATED PARTY TRANSACTIONS (continued)

	Group 2004 RMB'000	2003 RMB'000
D. Included in operating expenses		
Airport ground services, take-off, landing and depot expenses		
CNAHC Group	**97,183**	76,802
Associates	**210,103**	165,551
	307,286	242,353
Air catering charges		
CNAHC Group	**43,241**	42,401
Joint ventures	**85,874**	58,913
Associates	**5,123**	—
	134,238	101,314
Repair and maintenance costs		
Joint ventures	**472,378**	324,470
Associates	**107,508**	45,095
	579,886	369,565
Sale commission expenses		
CNAHC Group	**25,913**	16,357
Management fees		
CNAHC Group	**44,080**	36,493
Others		
CNAHC Group	**71,729**	47,846
Associates	**9,050**	—
	80,779	47,846

46. RELATED PARTY TRANSACTIONS (continued)

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
E. Deposits, loans and bills payable			
Deposits placed with an associate	**566,985**	1,457,103	**519,655**
Loans from an associate	**481,132**	297,484	**364,400**
Bills payable to an associate	**—**	692,372	**—**

(a) In addition to the above, on 18 October 1997, CNAC entered into a licence agreement with CNAC (PRC) pursuant to which CNAC (PRC) had agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG. No royalty charge was levied in respect for the use of these trademarks during each of the two years ended 31 December 2004.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

46. RELATED PARTY TRANSACTIONS (continued)

(b) Pursuant to certain of the Company's aircraft leasing arrangements and bank loan arrangements, the overseas lessors and lenders require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and CNAF to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees provided by CNAHC and CNAF were as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
CNAHC:		
Finance leases *(note 33)*	**921,000**	5,355,000
Operating leases	**—**	3,891,000
Bank loans *(note 34)*	**1,455,000**	3,198,000
	2,376,000	12,444,000
CNAF:		
Finance leases *(note 33)*	**3,976,000**	4,506,000
Bank loans *(note 34)*	**761,000**	907,000
	4,737,000*	5,413,000
	7,113,000	17,857,000

* Subsequent to 31 December 2004, these counter-guarantees provided by CNAF amounting to RMB4,737 million in favour of the banks have been fully released.

Certain of the Group's bank loans from the PRC banks are guaranteed by Air China International Corporation and other related parties, further details of which are set out in note 34 to these financial statements.

(c) In connection with the Restructuring, the Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC, the provision of financial services by CNAF, the provision of construction project management services by China National Aviation Construction and Development Company, the subcontracting of charter-flight services to CNAHC, the leasing of properties from and to CNAHC, the provision of air ticketing and cargo services, media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd., the tourism services co-operation agreement with CNAHC, the comprehensive services agreement with CNAHC, and the provision of maintenance and other ground services by China Aircraft Services Limited.

46. RELATED PARTY TRANSACTIONS (continued)

(d) On 19 August 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements:

(i) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSGHK, a company incorporated in Hong Kong with limited liability ("CNACG Agreement"); and

(ii) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LSGHK ("HKIAC Agreement").

The total consideration of the above acquisitions is approximately RMB122 million. Immediately after the completion of the CNACG Agreement and HKIAC Agreement, the Group's effective shareholding interests in LSGHK is approximately 14%.

(e) All pension payments relating to the Supplementary Pension Benefits of approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) were borne by CNAHC (note 11).

The Directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

47. EVENTS AFTER THE BALANCE SHEET DATE

(a) On 11 January 2005, upon the exercise of the over-allotment option, the Company issued to the public by way of placement of 420,852,000 H Shares, consisting of 382,592,727 new shares and 29,749,686 State legal person shares and 8,509,587 non-H Foreign Shares, with a par value of RMB1.00 each at HK2.98 (equivalent to approximately RMB3.17072) per share. After deducting net proceeds of approximately RMB117 million received from the sale of these State legal person shares and non-H Foreign Shares, the amount of which should be remitted to the Social Security Fund, and share issue expenses of approximately RMB47 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund as mentioned above), the Company raised net proceeds of approximately RMB1,170 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB787 million. The above H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

47. EVENTS AFTER THE BALANCE SHEET DATE (continued)

(b) On 26 January 2005, the Company and AIE entered into an agreement with Airbus S.A.S. ("Airbus"), pursuant to which the Company has agreed to purchase 20 A330-200 aircraft (the "Airbus Aircraft") from Airbus for an aggregate consideration of approximately US$2.86 billion (equivalent to approximately RMB23.68 billion). The aggregate consideration for the acquisition of Airbus Aircraft is payable in cash by instalments. The Airbus Aircraft are scheduled to be delivered in stages to the Company from mid-2006 to end of 2008. Pursuant to the relevant Chinese regulations, the acquisition of Airbus Aircraft is conditional upon the PRC government's approval. As of the date of approval of these financial statements, the said government approval has not been obtained by the Company.

(c) On 28 January 2005, the Company, other contracting Chinese airlines, China Aviation Supplies Import and Export Group Corporation ("CASGC") and Boeing Company entered into an agreement (the "Framework Agreement"), pursuant to which CASGC agreed to purchase (as an agent of the Company and other contracting Chinese airlines) 60 Boeing 7E7 aircraft. The aggregate catalog price of the aircraft is approximately US$7.3 billion (equivalent to approximately RMB60.42 billion). Pursuant to the Framework Agreement, the Company expects to enter into a specific purchase agreement with CASGC and Boeing Company in respect of the purchase of 15 Boeing 7E7 aircraft (the "Boeing Aircraft"). The aggregate consideration for the acquisition of the Boeing Aircraft is expected to be lower than the catalog price. The delivery of the Boeing Aircraft is expected to take place in stages from mid-2008. The specific purchase agreement has not been finalised as at the date of approval of these financial statements.

48. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 12 April 2005.

GLOSSARY OF TECHNICAL TERMS

"available seat kilometres" or "ASKs"	the number of seats available for sale multiplied by the kilometres flown
"available freight tonne-kilometres" or "AFTKs"	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the number of tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown
"tonne"	a metric ton, equivalent to 2,204.6 pounds
"revenue passenger kilometres" or "RPKs"	the number of revenue passengers carried multiplied by the kilometres flown
"passenger traffic"	measured in RPKs, unless otherwise specified
"revenue freight tonne-kilometres" or "RFTKs"	the revenue cargo and mail load in tonnes multiplied by the kilometres flown
"cargo traffic"	measured in RFTKs, unless otherwise specified
"revenue tonne kilometres" or "RTKs"	the revenue load (passenger and cargo) in tonnes multiplied by the kilometres flown
"passenger yield"	revenues from passenger operations divided by RPKs
"cargo yield"	revenues from cargo operations divided by RFTKs
"cargo load factor"	RFTKs expressed as a percentage of AFTKs
"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

GLOSSARY OF TECHNICAL TERMS

"block hours"	each whole or partial hour elapsing from the moment the chocks are removed from the wheels of the aircraft for flights until the chocks are next again returned to the wheels of the aircraft